



03050591

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

13 May, 2003

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 25 March 2003 – Mondi to proceed with R2 billion (US$220 million) expansion at Richards Bay mill.
- Press Release dated 4 April 2003 – Anglo American strongly rejects efforts to claim apartheid reparations.
- Press Release dated 15 April 2003 – Anglo American to sell stake in Bindura Nickel.
- Press Release dated 25 April 2003 – Anglo American plc - Annual General Meeting 2003 Address to shareholders by the Chairman and Chief Executive.
- Press Release dated 2 May 2003 – Anglo American disposes of its entire interest in Avmin.
- Press Release dated 6 May 2003 – Anglo American announces the transaction to the market.
- Press Release dated 6 May 2003 – Anglo American announces appointment of CEO for Anglo Platinum.
- Notification of interests of directors and connected persons dated 31 March 2003; 3 April 2003, 14 April 2003; 17 April 2003; 22 April 2003; April 2003; 9 May 2003;

cont/d...

dlw 5/29

- Notification of interests of directors and connected persons dated 20 March 2003; 25 March 2003; 01 April 2003; 07 April 2003; 8 April 2003; 23 April 2003; 29 April 2003; 07 May 2003; 08 May 2003.

Yours faithfully
For and on behalf of Anglo American plc



Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

AVS: 277760
RNS 8757K


MAY 19 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,846 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 May 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,936 ordinary shares (including interests on a conditional basis in 70,814 shares)
A W Lea 84,619 ordinary shares (including interests on a conditional basis in 33,091 shares)
W A Nairn 35,522 ordinary shares (including interests on a conditional basis in 16,241 shares)

N Jordan
Company Secretary
08 May 2003

CC: AWL
NJS
NJ
(SEC + S)

AVS: 277760
RNS 8757K

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,846 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 May 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,936 ordinary shares (including interests on a conditional basis in 70,814 shares)
A W Lea 84,619 ordinary shares (including interests on a conditional basis in 33,091 shares)
W A Nairn 35,522 ordinary shares (including interests on a conditional basis in 16,241 shares)

N Jordan
Company Secretary
08 May 2003

CC: AWL
NJS
NJ
(SEC + S)

AVS: 277760
RNS 8757K

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,846 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 May 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,936 ordinary shares (including interests on a conditional basis in 70,814 shares)
A W Lea 84,619 ordinary shares (including interests on a conditional basis in 33,091 shares)
W A Nairn 35,522 ordinary shares (including interests on a conditional basis in 16,241 shares)

N Jordan
Company Secretary
08 May 2003

CC: AWL
NJS
NJ
(SEC + S)

AVS: 277760
RNS 8757K

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,846 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 May 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,936 ordinary shares (including interests on a conditional basis in 70,814 shares)
A W Lea 84,619 ordinary shares (including interests on a conditional basis in 33,091 shares)
W A Nairn 35,522 ordinary shares (including interests on a conditional basis in 16,241 shares)

N Jordan
Company Secretary
08 May 2003

CC: AWL
NJS
NJ
(SEC + S)

AVS: 277760
RNS 8757K

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 19,846 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 May 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,936 ordinary shares (including interests on a conditional basis in 70,814 shares)
A W Lea 84,619 ordinary shares (including interests on a conditional basis in 33,091 shares)
W A Nairn 35,522 ordinary shares (including interests on a conditional basis in 16,241 shares)

N Jordan
Company Secretary
08 May 2003

CC: AWL
NJS
NJ
(SEC + S)

ARS: 034354
RNS: 7884K


SEC MAIL
MAY 19 2003
SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 339 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 7 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 7 May 2003 that each of the Directors technically ceased to be interested on that day in 339 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
7 May 2003

CC: AWL
NUS
NJ
(SEC + S)

AVS: 034354
RNS: 7884K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 339 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 7 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 7 May 2003 that each of the Directors technically ceased to be interested on that day in 339 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
7 May 2003

cc: AWL
NUS
NJ
(SEC + 5)

AVS: 034354
RNS: 7884K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 339 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 7 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 7 May 2003 that each of the Directors technically ceased to be interested on that day in 339 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
7 May 2003

CC: AWL
NUS
NJ
(SEC + 5)

AVS: 034354
RNS: 7884K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 339 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 7 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 7 May 2003 that each of the Directors technically ceased to be interested on that day in 339 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
7 May 2003

CC: AWL
NUS
NJ
(SEC + S)

AVS: 034354
RNS: 7884K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 339 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 7 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 7 May 2003 that each of the Directors technically ceased to be interested on that day in 339 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
7 May 2003

cc: AWL
NUS
NJ
(SEC + 5)

AVS: 754728
RNS: 4937K


MAY 1 9 2003
187

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 365 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 April 2003 that each of the Directors technically ceased to be interested on that day in 365 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
29 April 2003

AWL
NVS
NJ
(SEC + S).

AVS: 754728
RNS: 4937K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 365 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 April 2003 that each of the Directors technically ceased to be interested on that day in 365 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
29 April 2003

AWL
NVS
NJ
(SEC + S).

AVS: 754728
RNS: 4937K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 365 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 April 2003 that each of the Directors technically ceased to be interested on that day in 365 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
29 April 2003

AWL
NVS
NJ
(Sec + 5).

AVS: 754728
RNS: 4937K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 365 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 April 2003 that each of the Directors technically ceased to be interested on that day in 365 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
29 April 2003

AWL
NVS
NJ
(SEC + S).

AVS: 754728
RNS: 4937K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 365 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 April 2003 that each of the Directors technically ceased to be interested on that day in 365 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
29 April 2003

AWL
NVS
NJ
(SEC + S).

AVS: 523634
RNS: 2787K


SEC MAIL
MAY 1 9 2003

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 115 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 23 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 23 April 2003 that each of the Directors technically ceased to be interested on that day in 115 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
23 April 2003

cc: AWL
NVS
NJ
SEC (4 5)

AVS: 523634
RNS: 2787K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 115 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 23 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 23 April 2003 that each of the Directors technically ceased to be interested on that day in 115 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
23 April 2003

cc: AWL
NVS
NJ
SEC (+5)

AVS: 523634
RNS: 2787K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 115 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 23 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 23 April 2003 that each of the Directors technically ceased to be interested on that day in 115 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
23 April 2003

cc: AWL
NVS
NJ
SEC (4 S)

AVS: 523634
RNS: 2787K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 115 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 23 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 23 April 2003 that each of the Directors technically ceased to be interested on that day in 115 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
23 April 2003

cc: AWL
NVS
NJ
SEC (1 5)

AVS: 523634
RNS: 2787K

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 115 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 23 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 23 April 2003 that each of the Directors technically ceased to be interested on that day in 115 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
23 April 2003

cc: AWL
NVS
NJ
SEC (+5)

AVS: 955570
RNS 7726J



Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 230 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 April 2003 that each of the Directors technically ceased to be interested on that day in 230 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
08 April 2003

cc: AWL
NvS
NJ
(SEC+S)

AVS: 955570
RNS 7726J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 230 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 April 2003 that each of the Directors technically ceased to be interested on that day in 230 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
08 April 2003

cc: AWL
NVS
NJ
(SEC + S)

AVS: 955570
RNS 7726J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 230 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 April 2003 that each of the Directors technically ceased to be interested on that day in 230 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
08 April 2003

cc: AWL
NvS
NJ
(SEC + S)

AVS: 955570
RNS 7726J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 230 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 April 2003 that each of the Directors technically ceased to be interested on that day in 230 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
08 April 2003

cc: AWL
NvS
NJ
(SEC + S)

AVS: 955570
RNS 7726J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 230 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 April 2003 that each of the Directors technically ceased to be interested on that day in 230 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
08 April 2003

cc: AWL
NVS
NJ
(SEC + S)

ARS: 018763
RNS 7443T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 18,486 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 April 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,908 ordinary shares (including interests on a conditional basis in 70,800 shares)
A W Lea 84,591 ordinary shares (including interests on a conditional basis in 33,077 shares)
W A Nairn 35,494 ordinary shares (including interests on a conditional basis in 16,227 shares)

N Jordan
Company Secretary
07 April 2003

cc: AWL
NvS
NJ

AVS: 018763
RNS 7443T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 18,486 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 April 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,908 ordinary shares (including interests on a conditional basis in 70,800 shares)
A W Lea 84,591 ordinary shares (including interests on a conditional basis in 33,077 shares)
W A Nairn 35,494 ordinary shares (including interests on a conditional basis in 16,227 shares)

N Jordan
Company Secretary
07 April 2003

cc: AWL
NvS
NJ

AVS: 018763
RNS 7443T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 18,486 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 April 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,908 ordinary shares (including interests on a conditional basis in 70,800 shares)
A W Lea 84,591 ordinary shares (including interests on a conditional basis in 33,077 shares)
W A Nairn 35,494 ordinary shares (including interests on a conditional basis in 16,227 shares)

N Jordan
Company Secretary
07 April 2003

cc: AWL
NVS
NJ

AVS: 018763
RNS 7443T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 18,486 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 April 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,908 ordinary shares (including interests on a conditional basis in 70,800 shares)
A W Lea 84,591 ordinary shares (including interests on a conditional basis in 33,077 shares)
W A Nairn 35,494 ordinary shares (including interests on a conditional basis in 16,227 shares)

N Jordan
Company Secretary
07 April 2003

cc: AWL
NvS
NJ

AVS: 018763
RNS 7443T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 18,486 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 April 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,908 ordinary shares (including interests on a conditional basis in 70,800 shares)
A W Lea 84,591 ordinary shares (including interests on a conditional basis in 33,077 shares)
W A Nairn 35,494 ordinary shares (including interests on a conditional basis in 16,227 shares)

N Jordan
Company Secretary
07 April 2003

cc: AWL
NvS
NJ

AVS: 697456
RNS: 4832J


PROCESSING
MAY 19 2003
SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NUS
SEC (+5)

AVS: 697456
RNS: 4832J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NUS
SEC (+5)

AVS: 697456
RNS: 4832J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NUS
SEC (+5)

AVS: 697456
RNS: 4832J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NvS
SEC (+5)

ARS: 697456
RNS: 4832J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NuS
SEC (+5)

AVS: 697456
RNS: 4832J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 37 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 April 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 April 2003 that each of the Directors technically ceased to be interested on that day in 37 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Company Secretary
01 April 2003

CC: AWL
NUS
SEC (+5)

RNS: 490011
RNS: 1804J


MAY 19 2003
187

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

CC: AWL
NWS
NJN
SEC (+5)

RNS: 490011
RNS: 1804J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

CC: AWL
NWS
NJ
SEC (+5)

ANS: 490011
RNS: 1804J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

cc: AWL
NVS
NJ
SEC (+5)

RNS: 490011
RNS: 1804J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

cc: AWL
NVS
NJ
SEC (+5)

RNS: 490011
RNS: 1804J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

CC: AWL
NWS
NJ
SEC (+5)

RNS: 490011
RNS: 1804J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,824 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 March 2003 that each of the Directors technically ceased to be interested on that day in 1,824 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 March 2003

CC: AWL
NJS
NJ
SEC (+5)


MAY 1 9 2003
187

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,094 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 March 2003 that each of the Directors technically ceased to be interested on that day in 1,094 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
20 March 2003

+ Sec (5)

ARS: 043 479
RNS: 0190J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,094 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 March 2003 that each of the Directors technically ceased to be interested on that day in 1,094 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
20 March 2003

+ Sec (5)

AVS: 043 479
RNS: 0190J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,094 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 March 2003 that each of the Directors technically ceased to be interested on that day in 1,094 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
20 March 2003

+ Sec (S)

ARS: 043 479
RNS: 0190J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,094 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 March 2003 that each of the Directors technically ceased to be interested on that day in 1,094 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
20 March 2003

+ Sec (5).

AVS: 043 479
RNS: 0190J

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,094 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 March 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 March 2003 that each of the Directors technically ceased to be interested on that day in 1,094 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
20 March 2003

+ Sec (5)

SEC.


SEC MAIL
MAY 1 9 2003
SECTION

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 175,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 91,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 155,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 3,185 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 April 2003

END.

SEC.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 175,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 91,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 155,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 3,185 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 April 2003

END.

SEC.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 175,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 91,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 155,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 3,185 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 April 2003

END.

SEC.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 175,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 91,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 155,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 3,185 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 April 2003

END.

SEC.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 175,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 91,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 155,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 3,185 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 April 2003

END.


SEC MAIL
MAY 1 9 2003

AVS 078629
RNS 2481J.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.10% to 9.12% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	69,141,816	4.704
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	33,400	0.002
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	162,742	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,942	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	286,535	0.019
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,966	0.011
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	473,883	0.032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,952,790	0.269
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,952,486	2.310
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	40,536	0.003
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,790,665	0.122
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,958	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,202,428	0.218
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	48,921	0.003
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	4,801,942	0.327

Syfrets Securities	Syfrets Securities	74,096	0.005
NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	310,960	0.021
Quaystone Ltd	Nedcor Bank Nominees Limited	289,366	0.020
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,947,162	0.132
	Total	134,104,289	9.12%

AVS 075629
RNS 2481J.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.10% to 9.12% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	69,141,816	4.704
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	33,400	0.002
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	162,742	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,942	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	286,535	0.019
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,966	0.011
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	473,883	0.032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,952,790	0.269
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,952,486	2.310
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	40,536	0.003
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,790,665	0.122
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,958	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,202,428	0.218
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	48,921	0.003
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	4,801,942	0.327

Syfrets Securities	Syfrets Securities	74,096	0.005
NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	310,960	0.021
Quaystone Ltd	Nedcor Bank Nominees Limited	289,366	0.020
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,947,162	0.132
	Total	134,104,289	9.12%

AVS 075629
RNS 2481J.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.10% to 9.12% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	69,141,816	4.704
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	33.400	0.002
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	162,742	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,942	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	286,535	0.019
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,966	0.011
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	473,883	0.032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,952,790	0.269
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,952,486	2.310
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	40,536	0.003
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,790,665	0.122
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,958	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,202,428	0.218
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	48,921	0.003
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	4,801,942	0.327

Syfrets Securities	Syfrets Securities	74,096	0.005
NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	310,960	0.021
Quaystone Ltd	Nedcor Bank Nominees Limited	289,366	0.020
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,947,162	0.132
	Total	134,104,289	9.12%

AVS 078629
RNS 2481J.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.10% to 9.12% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	69,141,816	4.704
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	33,400	0.002
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	162,742	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,942	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	286,535	0.019
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,966	0.011
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	473,883	0.032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,952,790	0.269
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,952,486	2.310
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	40,536	0.003
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,790,665	0.122
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,958	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,202,428	0.218
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	48,921	0.003
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	4,801,942	0.327

Syfrets Securities	Syfrets Securities	74,096	0.005
NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	310,960	0.021
Quaystone Ltd	Nedcor Bank Nominees Limited	289,366	0.020
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,947,162	0.132
	Total	134,104,289	9.12%

AVS 075629
RNS 2481J.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.10% to 9.12% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	69,141,816	4.704
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	33,400	0.002
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	162,742	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,942	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	286,535	0.019
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,966	0.011
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	473,883	0.032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,952,790	0.269
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,952,486	2.310
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	40,536	0.003
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,790,665	0.122
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,958	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,202,428	0.218
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	48,921	0.003
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	4,801,942	0.327

Syfrets Securities	Syfrets Securities	74,096	0.005
NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	310,960	0.021
Quaystone Ltd	Nedcor Bank Nominees Limited	289,366	0.020
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,947,162	0.132
	Total	134,104,289	9.12%

9/5/03


MAY 1 9 2003

AVS 063896
RNS 9336K

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.12% to 8.97% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,592,439	4.667
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	153,542	0.010
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	164,242	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,286	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	420,046	0.029
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,696,590	0.252
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,594,510	2.286
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,753,105	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,361,575	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,245,502	0.221
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	54,771	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,703,506	0.252

NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	162,127	0.011
Quaystone Ltd	Nedcor Bank Nominees Limited	168,417	0.011
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,233,097	0.084
Acadian Asset Management	Clients of Acadian Asset Management	965,030	0.066
	Total	131,780,299	8.97%

AVS 063896
RNS 9336K

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.12% to 8.97% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,592,439	4.667
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	153,542	0.010
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	164,242	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,286	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	420,046	0.029
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,696,590	0.252
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,594,510	2.286
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,753,105	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,361,575	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,245,502	0.221
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	54,771	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,703,506	0.252

NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	162,127	0.011
Quaystone Ltd	Nedcor Bank Nominees Limited	168,417	0.011
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,233,097	0.084
Acadian Asset Management	Clients of Acadian Asset Management	965,030	0.066
	Total	131,780,299	8.97%

AVS: 063896
RNS: 9336K

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.12% to 8.97% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,592,439	4.667
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	153,542	0.010
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	164,242	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,286	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	420,046	0.029
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,696,590	0.252
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,594,510	2.286
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,753,105	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,361,575	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,245,502	0.221
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	54,771	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,703,506	0.252

NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	162,127	0.011
Quaystone Ltd	Nedcor Bank Nominees Limited	168,417	0.011
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,233,097	0.084
Acadian Asset Management	Clients of Acadian Asset Management	965,030	0.066
	Total	131,780,299	8.97%

AJS: 063896
RNS: 9336K

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.12% to 8.97% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,592,439	4.667
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	153,542	0.010
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	164,242	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,286	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	420,046	0.029
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,696,590	0.252
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,594,510	2.286
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,753,105	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,361,575	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,245,502	0.221
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	54,771	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,703,506	0.252
Syfrets Securities	Syfrets Securities	42,894	0.003

NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	162,127	0.011
Quaystone Ltd	Nedcor Bank Nominees Limited	168,417	0.011
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,233,097	0.084
Acadian Asset Management	Clients of Acadian Asset Management	965,030	0.066
	Total	131,780,299	8.97%

AVS 063896
RNS 9336K

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.12% to 8.97% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,592,439	4.667
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	153,542	0.010
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	164,242	0.011
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,286	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	420,046	0.029
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,696,590	0.252
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,594,510	2.286
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,753,105	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,361,575	0.093
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.180
Quantative Asset Management	Nedcor Bank Nominees Limited	3,245,502	0.221
Quantative Asset Management	Standard Bank Nominees Limited	89,122	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	54,771	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,703,506	0.252

NIB Multi-Manager	Standard Bank Nominees Limited	296,472	0.020
Quaystone Ltd	ABSA Nominees Limited	162,127	0.011
Quaystone Ltd	Nedcor Bank Nominees Limited	168,417	0.011
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,233,097	0.084
Acadian Asset Management	Clients of Acadian Asset Management	965,030	0.066
	Total	131,780,299	8.97%


AVS: 915744
RNS: 4247J
MAY 19 2003

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following allocation of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Annual Bonus Plan.

The Annual Bonus Plan provides directors and senior employees with an annual performance related bonus, which may be payable partly in Shares. On 4 March 2003, the Remuneration Committee of the Board of the Company determined, by reference to the then current market price of the Shares, that options granted under the Company's Executive Share Option Schemes should be granted at an exercise price of £9.28, and that that same price should be the price used to determine the number of Shares to which a participant electing to receive part of his entitlement under the Annual Bonus Plan in shares should be entitled under the terms of the Annual Bonus Plan.

In accordance with that determination, and in accordance with the rules of the Annual Bonus Plan and elections of individuals, on 28 March 2003, the Company notified relevant directors of their allocation of Shares under the Annual Bonus Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

In accordance with the rules of the Annual Bonus Plan, participants receiving part of their bonus entitlement in Shares are entitled to benefit from the award of additional Shares, on a one-for-one matching basis and for no further consideration payable on the part of the participant, subject to the participant's continued employment with the group on the date three years after the initial award. As a result of the operation of the deferred bonus element of the Annual Bonus Plan, the following contingent awards of Shares (on the basis previously described) have been made to the following directors:

Name of Director	Number of Shares on a Contingent Basis
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

The awards of Shares described in this announcement are in addition to the share option grants referred to in the second paragraph of this announcement and announced by the Company on 6 March 2003.

cc: AWL
NJS
SEC (+S)

G A Wilkinson

AVS: 915744
RNS: 4274J

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following allocation of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Annual Bonus Plan.

The Annual Bonus Plan provides directors and senior employees with an annual performance related bonus, which may be payable partly in Shares. On 4 March 2003, the Remuneration Committee of the Board of the Company determined, by reference to the then current market price of the Shares, that options granted under the Company's Executive Share Option Schemes should be granted at an exercise price of £9.28, and that that same price should be the price used to determine the number of Shares to which a participant electing to receive part of his entitlement under the Annual Bonus Plan in shares should be entitled under the terms of the Annual Bonus Plan.

In accordance with that determination, and in accordance with the rules of the Annual Bonus Plan and elections of individuals, on 28 March 2003, the Company notified relevant directors of their allocation of Shares under the Annual Bonus Plan as follows:

Name of Director	**Number of Shares**
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

In accordance with the rules of the Annual Bonus Plan, participants receiving part of their bonus entitlement in Shares are entitled to benefit from the award of additional Shares, on a one-for-one matching basis and for no further consideration payable on the part of the participant, subject to the participant's continued employment with the group on the date three years after the initial award. As a result of the operation of the deferred bonus element of the Annual Bonus Plan, the following contingent awards of Shares (on the basis previously described) have been made to the following directors:

Name of Director	**Number of Shares on a Contingent Basis**
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

The awards of Shares described in this announcement are in addition to the share option grants referred to in the second paragraph of this announcement and announced by the Company on 6 March 2003.

CC: AWL
NJS
SEC (+5)

G A Wilkinson

AVS: 915744
RNS: 4274J

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following allocation of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Annual Bonus Plan.

The Annual Bonus Plan provides directors and senior employees with an annual performance related bonus, which may be payable partly in Shares. On 4 March 2003, the Remuneration Committee of the Board of the Company determined, by reference to the then current market price of the Shares, that options granted under the Company's Executive Share Option Schemes should be granted at an exercise price of £9.28, and that that same price should be the price used to determine the number of Shares to which a participant electing to receive part of his entitlement under the Annual Bonus Plan in shares should be entitled under the terms of the Annual Bonus Plan.

In accordance with that determination, and in accordance with the rules of the Annual Bonus Plan and elections of individuals, on 28 March 2003, the Company notified relevant directors of their allocation of Shares under the Annual Bonus Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

In accordance with the rules of the Annual Bonus Plan, participants receiving part of their bonus entitlement in Shares are entitled to benefit from the award of additional Shares, on a one-for-one matching basis and for no further consideration payable on the part of the participant, subject to the participant's continued employment with the group on the date three years after the initial award. As a result of the operation of the deferred bonus element of the Annual Bonus Plan, the following contingent awards of Shares (on the basis previously described) have been made to the following directors:

Name of Director	Number of Shares on a Contingent Basis
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

The awards of Shares described in this announcement are in addition to the share option grants referred to in the second paragraph of this announcement and announced by the Company on 6 March 2003.

CC: AWL
NUS
SEC (+5)

G A Wilkinson

31 March 2003

AVS: 915744
RNS: 4274J

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following allocation of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Annual Bonus Plan.

The Annual Bonus Plan provides directors and senior employees with an annual performance related bonus, which may be payable partly in Shares. On 4 March 2003, the Remuneration Committee of the Board of the Company determined, by reference to the then current market price of the Shares, that options granted under the Company's Executive Share Option Schemes should be granted at an exercise price of £9.28, and that that same price should be the price used to determine the number of Shares to which a participant electing to receive part of his entitlement under the Annual Bonus Plan in shares should be entitled under the terms of the Annual Bonus Plan.

In accordance with that determination, and in accordance with the rules of the Annual Bonus Plan and elections of individuals, on 28 March 2003, the Company notified relevant directors of their allocation of Shares under the Annual Bonus Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

In accordance with the rules of the Annual Bonus Plan, participants receiving part of their bonus entitlement in Shares are entitled to benefit from the award of additional Shares, on a one-for-one matching basis and for no further consideration payable on the part of the participant, subject to the participant's continued employment with the group on the date three years after the initial award. As a result of the operation of the deferred bonus element of the Annual Bonus Plan, the following contingent awards of Shares (on the basis previously described) have been made to the following directors:

Name of Director	Number of Shares on a Contingent Basis
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

The awards of Shares described in this announcement are in addition to the share option grants referred to in the second paragraph of this announcement and announced by the Company on 6 March 2003.

cc: AWL
NJS
SEC (+5)

G A Wilkinson

31 March 2003

AVS: 915744
RNS: 4274J

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Anglo American plc announces the following allocation of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in connection with the operation of the Company's Annual Bonus Plan.

The Annual Bonus Plan provides directors and senior employees with an annual performance related bonus, which may be payable partly in Shares. On 4 March 2003, the Remuneration Committee of the Board of the Company determined, by reference to the then current market price of the Shares, that options granted under the Company's Executive Share Option Schemes should be granted at an exercise price of £9.28, and that that same price should be the price used to determine the number of Shares to which a participant electing to receive part of his entitlement under the Annual Bonus Plan in shares should be entitled under the terms of the Annual Bonus Plan.

In accordance with that determination, and in accordance with the rules of the Annual Bonus Plan and elections of individuals, on 28 March 2003, the Company notified relevant directors of their allocation of Shares under the Annual Bonus Plan as follows:

Name of Director	**Number of Shares**
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

In accordance with the rules of the Annual Bonus Plan, participants receiving part of their bonus entitlement in Shares are entitled to benefit from the award of additional Shares, on a one-for-one matching basis and for no further consideration payable on the part of the participant, subject to the participant's continued employment with the group on the date three years after the initial award. As a result of the operation of the deferred bonus element of the Annual Bonus Plan, the following contingent awards of Shares (on the basis previously described) have been made to the following directors:

Name of Director	**Number of Shares on a Contingent Basis**
Mr B E Davison	5,267
Mr A W Lea	12,803
Mr W Nairn	10,429
Mr A J Trahar	32,219

The awards of Shares described in this announcement are in addition to the share option grants referred to in the second paragraph of this announcement and announced by the Company on 6 March 2003.

cc: AWL
NJS
SEC (+5)

G A Wilkinson

31 March 2003



Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,991 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 January to 31 March 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

3 April 2003

END.

SEC.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,991 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 January to 31 March 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

3 April 2003

END.

SEC.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,991 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 January to 31 March 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

3 April 2003

END.

SEC.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,991 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 January to 31 March 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

3 April 2003

END.

SEC

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,991 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 January to 31 March 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

3 April 2003

END.

Anglo American plc
(the "Company")

Notifications on behalf of Mr A J Trahar and Mr R M Godsell pursuant to Section 324(2) of the Companies Act 1985

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The Company was notified on 14 April 2003 of the following non-beneficial interests held through the Trust pursuant to Section 324(2) of the Act.

As a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Trahar became aware on 9 April 2003, Mr Trahar is deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company arising as a result of his wife being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Similarly, as a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Godsell became aware on 9 April 2003, Mr Godsell is also deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company as a result of being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Neither Mr Trahar nor Mr Godsell is a beneficiary of the Trust.

N Jordan
Secretary
14 April 2003

Anglo American plc
(the "Company")

Notifications on behalf of Mr A J Trahar and Mr R M Godsell pursuant to Section 324(2) of the Companies Act 1985

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The Company was notified on 14 April 2003 of the following non-beneficial interests held through the Trust pursuant to Section 324(2) of the Act.

As a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Trahar became aware on 9 April 2003, Mr Trahar is deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company arising as a result of his wife being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Similarly, as a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Godsell became aware on 9 April 2003, Mr Godsell is also deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company as a result of being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Neither Mr Trahar nor Mr Godsell is a beneficiary of the Trust.

N Jordan
Secretary
14 April 2003

Anglo American plc
(the "Company")

Notifications on behalf of Mr A J Trahar and Mr R M Godsell pursuant to Section 324(2) of the Companies Act 1985

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The Company was notified on 14 April 2003 of the following non-beneficial interests held through the Trust pursuant to Section 324(2) of the Act.

As a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Trahar became aware on 9 April 2003, Mr Trahar is deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company arising as a result of his wife being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Similarly, as a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Godsell became aware on 9 April 2003, Mr Godsell is also deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company as a result of being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Neither Mr Trahar nor Mr Godsell is a beneficiary of the Trust.

N Jordan
Secretary
14 April 2003

Anglo American plc
(the "Company")

Notifications on behalf of Mr A J Trahar and Mr R M Godsell pursuant to Section 324(2) of the Companies Act 1985

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The Company was notified on 14 April 2003 of the following non-beneficial interests held through the Trust pursuant to Section 324(2) of the Act.

As a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Trahar became aware on 9 April 2003, Mr Trahar is deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company arising as a result of his wife being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Similarly, as a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Godsell became aware on 9 April 2003, Mr Godsell is also deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company as a result of being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Neither Mr Trahar nor Mr Godsell is a beneficiary of the Trust.

N Jordan
Secretary
14 April 2003

Anglo American plc
(the "Company")

Notifications on behalf of Mr A J Trahar and Mr R M Godsell pursuant to Section 324(2) of the Companies Act 1985

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The Company was notified on 14 April 2003 of the following non-beneficial interests held through the Trust pursuant to Section 324(2) of the Act.

As a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Trahar became aware on 9 April 2003, Mr Trahar is deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company arising as a result of his wife being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Similarly, as a result of purchases of ordinary shares of US$0.50 each in the Company by the Trust undertaken on or prior to 10 December 2001, of which Mr Godsell became aware on 9 April 2003, Mr Godsell is also deemed to hold a non-beneficial interest in 917,778 Ordinary Shares of US$0.50 each in the Company as a result of being a trustee of the Trust. Such shares had been acquired by the Trust at an average price of Rand 120.00 per ordinary share.

Neither Mr Trahar nor Mr Godsell is a beneficiary of the Trust.

N Jordan
Secretary
14 April 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc


PROCESSING
MAY 1 9 2003
SECTION

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

63,165 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

575,038 options (of which 567,258 are subject to performance conditions)

23) Any additional information

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

63,165 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

575,038 options (of which 567,258 are subject to performance conditions)

23) Any additional information

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

63,165 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

575,038 options (of which 567,258 are subject to performance conditions)

23) Any additional information

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


MAY 19 2003

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

63,165 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

575,038 options (of which 567,258 are subject to performance conditions)

23) Any additional information

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

63,165 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

575,038 options (of which 567,258 are subject to performance conditions)

23) Any additional information

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH. D.C.
187

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

50,533 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*427,495 options (of which 320,166 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Nairn has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Nairn does not benefit from such an

arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


MAY 1 9 2003

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

50,533 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*427,495 options (of which 320,166 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Nairn has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and

arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc


MAY 1 9 2003

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

50,533 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*427,495 options (of which 320,166 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Nairn has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Nairn does not benefit from such an

arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc



2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

50,533 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*427,495 options (of which 320,166 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Nairn has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Nairn does not benefit from such an

arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

50,533 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*427,495 options (of which 320,166 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Nairn has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Nairn does not benefit from such an

arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr B E Davison


RECEIVED
MAY 1 9 2003

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

57,847 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*383,178 options (of which 378,878 are subject to performance conditions)

23) Any additional information

*In addition to these options, Mr Davison has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Davison does not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr B E Davison

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

57,847 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*383,178 options (of which 378,878 are subject to performance conditions)

23) Any additional information

*In addition to these options, Mr Davison has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Davison does not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr B E Davison

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

57,847 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*383,178 options (of which 378,878 are subject to performance conditions)

23) Any additional information

*In addition to these options, Mr Davison has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Davison does not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr B E Davison

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

57,847 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*383,178 options (of which 378,878 are subject to performance conditions)

23) Any additional information

*In addition to these options, Mr Davison has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Davison does not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr B E Davison

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

57,847 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*383,178 options (of which 378,878 are subject to performance conditions)

23) Any additional information

*In addition to these options, Mr Davison has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Davison does not benefit from such an arrangement, which operates as a hedge against the Company's future uncapped national insurance contribution liability.

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


RECEIVED
MAY 19 2003
187

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

129,255 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*1,014,088 options (of which 917,996 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Trahar has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and Long Term Incentive Plan. Mr Trahar does not benefit from such an

arrangement, which operates as a hedge against the company's future uncapped national insurance contribution liability.

4) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this
notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

129,255 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that
price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held
following this notification

*1,014,088 options (of which 917,996 are subject to performance
conditions)

23) Any additional information
*In addition to these options, Mr Trahar has been granted further
options to meet the Company's national insurance contribution
liability on these awards under the Executive Share Option Plan and

arrangement, which operates as a hedge against the company's future uncapped national insurance contribution liability.

4) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

129,255 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*1,014,088 options (of which 917,996 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Trahar has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and

arrangement, which operates as a hedge against the company's future uncapped national insurance contribution liability.

4) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of
stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

129,255 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*1,014,088 options (of which 917,996 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Trahar has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and

arrangement, which operates as a hedge against the company's future uncapped national insurance contribution liability.

4) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2003

18) Period during which or date on which exercisable

11 April 2006 to 10 April 2007

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

129,255 ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

*1,014,088 options (of which 917,996 are subject to performance conditions)

23) Any additional information
*In addition to these options, Mr Trahar has been granted further options to meet the Company's national insurance contribution liability on these awards under the Executive Share Option Plan and

arrangement, which operates as a hedge against the company's future uncapped national insurance contribution liability.

4) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..14 April 2003....................

RNS No: 813369
RNS No 2334K.

Anglo American plc

Following the issue of 140,858 ordinary shares of US$0.50 each in terms of the Company's annual bonus plan, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 April 2003

END.

AVS No: 813369
RNS No 2334K.

Anglo American plc

Following the issue of 140,858 ordinary shares of US$0.50 each in terms of the Company's annual bonus plan, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 April 2003

END.

RNS No: 813369
RNS No 2334K.

Anglo American plc

Following the issue of 140,858 ordinary shares of US$0.50 each in terms of the Company's annual bonus plan, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 April 2003

END.

RNS No: 813369
RNS No 2334K.

Anglo American plc

Following the issue of 140,858 ordinary shares of US$0.50 each in terms of the Company's annual bonus plan, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 April 2003

END.

RNS No: 813369
RNS No 2334K.

Anglo American plc

Following the issue of 140,858 ordinary shares of US$0.50 each in terms of the Company's annual bonus plan, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 April 2003

END.



News Release

6 May 2003

Anglo American notification:
Anglo Platinum announces appointment of CEO

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the appointment of a new Chief Executive Officer attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk

ANGLO PLATINUM ANNOUNCES NEW CEO

Anglo Platinum is pleased to announce that Ralph Havenstein, currently Managing Director Sasol Chemical Industries and an Executive Director of Sasol Limited, will join the board of Anglo Platinum as its Chief Executive Officer on 01 July 2003.

Ralph (47) holds a degree in Chemical Engineering and has, during a career spanning 24 years occupied many managerial positions within Sasol. He is currently head of its Chemical Division which he has built together with his team from small beginnings to a business with a turnover of R42 billion employing 11 500 people.

Barry Davison, currently Chairman and Chief Executive Officer (CEO) will relinquish the CEO position on 01 July 2003 and will continue as non-executive Chairman of the Board. Dorian Emmett, the Chief Operating Officer, will continue in that role. All other executive directors of Anglo Platinum will remain in place, so providing Ralph with an extremely competent and experienced team of executives to deal with the challenges of the enormous expansion programme being undertaken by the Company.

The splitting of the roles of Chairman and Chief Executive will ensure that Anglo Platinum is compliant with King II.

For further information please contact

Mike Mtakati
(011) 373-6865 / 083 455 7887

5 May 2003



News Release

6 May 2003

Anglo American notification:
Anglo Platinum announces appointment of CEO

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the appointment of a new Chief Executive Officer attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO PLATINUM ANNOUNCES NEW CEO

Anglo Platinum is pleased to announce that Ralph Havenstein, currently Managing Director Sasol Chemical Industries and an Executive Director of Sasol Limited, will join the board of Anglo Platinum as its Chief Executive Officer on 01 July 2003.

Ralph (47) holds a degree in Chemical Engineering and has, during a career spanning 24 years occupied many managerial positions within Sasol. He is currently head of its Chemical Division which he has built together with his team from small beginnings to a business with a turnover of R42 billion employing 11 500 people.

Barry Davison, currently Chairman and Chief Executive Officer (CEO) will relinquish the CEO position on 01 July 2003 and will continue as non-executive Chairman of the Board. Dorian Emmett, the Chief Operating Officer, will continue in that role. All other executive directors of Anglo Platinum will remain in place, so providing Ralph with an extremely competent and experienced team of executives to deal with the challenges of the enormous expansion programme being undertaken by the Company.

The splitting of the roles of Chairman and Chief Executive will ensure that Anglo Platinum is compliant with King II.

For further information please contact

Mike Mtakati
(011) 373-6865 / 083 455 7887

5 May 2003


ANGLO
AMERICAN

News Release

6 May 2003

Anglo American notification:
Anglo Platinum announces appointment of CEO

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the appointment of a new Chief Executive Officer attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO PLATINUM ANNOUNCES NEW CEO

Anglo Platinum is pleased to announce that Ralph Havenstein, currently Managing Director Sasol Chemical Industries and an Executive Director of Sasol Limited, will join the board of Anglo Platinum as its Chief Executive Officer on 01 July 2003.

Ralph (47) holds a degree in Chemical Engineering and has, during a career spanning 24 years occupied many managerial positions within Sasol. He is currently head of its Chemical Division which he has built together with his team from small beginnings to a business with a turnover of R42 billion employing 11 500 people.

Barry Davison, currently Chairman and Chief Executive Officer (CEO) will relinquish the CEO position on 01 July 2003 and will continue as non-executive Chairman of the Board. Dorian Emmett, the Chief Operating Officer, will continue in that role. All other executive directors of Anglo Platinum will remain in place, so providing Ralph with an extremely competent and experienced team of executives to deal with the challenges of the enormous expansion programme being undertaken by the Company.

The splitting of the roles of Chairman and Chief Executive will ensure that Anglo Platinum is compliant with King II.

For further information please contact

Mike Mtakati
(011) 373-6865 / 083 455 7887

5 May 2003



News Release

6 May 2003

Anglo American notification:
Anglo Platinum announces appointment of CEO

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the appointment of a new Chief Executive Officer attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO PLATINUM ANNOUNCES NEW CEO

Anglo Platinum is pleased to announce that Ralph Havenstein, currently Managing Director Sasol Chemical Industries and an Executive Director of Sasol Limited, will join the board of Anglo Platinum as its Chief Executive Officer on 01 July 2003.

Ralph (47) holds a degree in Chemical Engineering and has, during a career spanning 24 years occupied many managerial positions within Sasol. He is currently head of its Chemical Division which he has built together with his team from small beginnings to a business with a turnover of R42 billion employing 11 500 people.

Barry Davison, currently Chairman and Chief Executive Officer (CEO) will relinquish the CEO position on 01 July 2003 and will continue as non-executive Chairman of the Board. Dorian Emmett, the Chief Operating Officer, will continue in that role. All other executive directors of Anglo Platinum will remain in place, so providing Ralph with an extremely competent and experienced team of executives to deal with the challenges of the enormous expansion programme being undertaken by the Company.

The splitting of the roles of Chairman and Chief Executive will ensure that Anglo Platinum is compliant with King II.

For further information please contact

Mike Mtakati
(011) 373-6865 / 083 455 7887

5 May 2003



News Release

6 May 2003

Anglo American notification:
Anglo Platinum announces appointment of CEO

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the appointment of a new Chief Executive Officer attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO PLATINUM ANNOUNCES NEW CEO

Anglo Platinum is pleased to announce that Ralph Havenstein, currently Managing Director Sasol Chemical Industries and an Executive Director of Sasol Limited, will join the board of Anglo Platinum as its Chief Executive Officer on 01 July 2003.

Ralph (47) holds a degree in Chemical Engineering and has, during a career spanning 24 years occupied many managerial positions within Sasol. He is currently head of its Chemical Division which he has built together with his team from small beginnings to a business with a turnover of R42 billion employing 11 500 people.

Barry Davison, currently Chairman and Chief Executive Officer (CEO) will relinquish the CEO position on 01 July 2003 and will continue as non-executive Chairman of the Board. Dorian Emmett, the Chief Operating Officer, will continue in that role. All other executive directors of Anglo Platinum will remain in place, so providing Ralph with an extremely competent and experienced team of executives to deal with the challenges of the enormous expansion programme being undertaken by the Company.

The splitting of the roles of Chairman and Chief Executive will ensure that Anglo Platinum is compliant with King II.

For further information please contact

Mike Mtakati
(011) 373-6865 / 083 455 7887

5 May 2003



ANGLO AMERICAN


MAY 1 9 2003

News Release

6 May 2003

Announcing the transaction to the market

Anglo American plc, announces that is has mandated Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited as joint lead managers and bookrunners for its inaugural Euro-denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched under a recently established EMTN Programme, subject to market conditions and following a pan-European roadshow.

The funds will be used to repay existing bank borrowings.

Stabilisation FSA/IPMA.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk



News Release

6 May 2003

<u>Announcing the transaction to the market</u>

Anglo American plc, announces that is has mandated Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited as joint lead managers and bookrunners for its inaugural Euro-denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched under a recently established EMTN Programme, subject to market conditions and following a pan-European roadshow.

The funds will be used to repay existing bank borrowings.

Stabilisation FSA/IPMA.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

6 May 2003

Announcing the transaction to the market

Anglo American plc, announces that is has mandated Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited as joint lead managers and bookrunners for its inaugural Euro-denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched under a recently established EMTN Programme, subject to market conditions and following a pan-European roadshow.

The funds will be used to repay existing bank borrowings.

Stabilisation FSA/IPMA.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN

News Release

6 May 2003

Announcing the transaction to the market

Anglo American plc, announces that is has mandated Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited as joint lead managers and bookrunners for its inaugural Euro-denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched under a recently established EMTN Programme, subject to market conditions and following a pan-European roadshow.

The funds will be used to repay existing bank borrowings.

Stabilisation FSA/IPMA.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN

News Release

6 May 2003

Announcing the transaction to the market

Anglo American plc, announces that is has mandated Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited as joint lead managers and bookrunners for its inaugural Euro-denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched under a recently established EMTN Programme, subject to market conditions and following a pan-European roadshow.

The funds will be used to repay existing bank borrowings.

Stabilisation FSA/IPMA.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

2 May 2003

Anglo American disposes of its entire interest in Avmin

Anglo American plc ("Anglo American") announces the disposal of its entire interest in Anglovaal Mining Limited ("Avmin") to a consortium comprising African Rainbow Minerals Gold Limited ("ARMgold") and Harmony Gold Mining Company Limited ("Harmony"). Anglo American has sold its interests for an aggregate cash consideration of R1.7 billion (US$231 million), equivalent to R43.50 per Avmin share.

Anglo American acquired its strategic shareholdings in Avmin and Kumba Resources Limited ("Kumba") in March 2002 with a view to: -

- realising the full growth potential of the Northern Cape iron ore assets owned by Avmin, through Assmang Limited ("Assmang") and Kumba;
- help unlock the significant synergies between the Northern Cape iron ore assets, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port. Anglo American firmly believed that as anchor shareholder in both Avmin and Kumba, it could facilitate an appropriate combination of the underlying iron ore assets of Assmang (held by Avmin) and Kumba;
- facilitate meaningful and sustainable empowerment in the Northern Cape iron ore assets. Anglo American re-emphasised its commitment to a substantial black economic empowerment initiative around these assets on 17 December 2002 at the time of signing the Memorandum of Understanding with the South African Government ("the MOU").

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, the Competition Commission recommended that the notifications be approved unconditionally. Subsequently it became apparent to Anglo American that there were concerns about it owning an effective interest in both the Assmang and Kumba iron ore assets and combining the iron ore assets in the Northern Cape. Under these circumstances it became clear that it would be more acceptable if Anglo American was invested only in Kumba. Kumba as the largest iron ore producer in South Africa (and the fifth largest in the world) is the most important component of the South African iron ore assets and is the primary focus for Anglo American to achieve its iron ore objectives as set out above.

Harmony and ARMgold's recent unsolicited approach to Anglo American for its entire interest in Avmin allows Anglo American to exit Avmin for value, whilst simultaneously introducing meaningful empowerment in both Avmin and the Northern Cape iron ore assets in a manner consistent with Anglo American's black economic empowerment objectives for the assets.

In view of the sale of its entire interest in Avmin, Anglo American will withdraw its notification currently before the Competition Tribunal in respect of Avmin. Anglo American will continue to seek approval from the Competition Tribunal in respect of Kumba. The Competition Tribunal is scheduled to consider the Kumba notification in late May 2003.

Regardless of the current ownership of Avmin, Assmang and Kumba, Anglo American believes there is still opportunity for meaningful operational synergies to be unlocked over time between the Northern Cape iron ore assets. Anglo American will continue working with all parties to determine how best to unlock the synergies for the benefit of all stakeholders.

Tony Trahar, Chief Executive of Anglo American said "Should Anglo receive Competition Tribunal approval in respect of Kumba, Anglo American will have secured a significant shareholding in Kumba whose major business is in the iron ore sector. Anglo American will continue to discuss with the South African Government and other interested parties the opportunities to further develop South Africa's iron ore potential so as to create a globally competitive iron ore mining industry in the Northern Cape. Anglo American remains fully committed to the principles agreed with the South African Government in the MOU and will continue to support Kumba in the implementation of its empowerment strategies as envisaged by the Mining Charter".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

2 May 2003

Anglo American disposes of its entire interest in Avmin

Anglo American plc ("Anglo American") announces the disposal of its entire interest in Anglovaal Mining Limited ("Avmin") to a consortium comprising African Rainbow Minerals Gold Limited ("ARMgold") and Harmony Gold Mining Company Limited ("Harmony"). Anglo American has sold its interests for an aggregate cash consideration of R1.7 billion (US$231 million), equivalent to R43.50 per Avmin share.

Anglo American acquired its strategic shareholdings in Avmin and Kumba Resources Limited ("Kumba") in March 2002 with a view to: -

- realising the full growth potential of the Northern Cape iron ore assets owned by Avmin, through Assmang Limited ("Assmang") and Kumba;
- help unlock the significant synergies between the Northern Cape iron ore assets, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port. Anglo American firmly believed that as anchor shareholder in both Avmin and Kumba, it could facilitate an appropriate combination of the underlying iron ore assets of Assmang (held by Avmin) and Kumba;
- facilitate meaningful and sustainable empowerment in the Northern Cape iron ore assets. Anglo American re-emphasised its commitment to a substantial black economic empowerment initiative around these assets on 17 December 2002 at the time of signing the Memorandum of Understanding with the South African Government ("the MOU").

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, the Competition Commission recommended that the notifications be approved unconditionally. Subsequently it became apparent to Anglo American that there were concerns about it owning an effective interest in both the Assmang and Kumba iron ore assets and combining the iron ore assets in the Northern Cape. Under these circumstances it became clear that it would be more acceptable if Anglo American was invested only in Kumba. Kumba as the largest iron ore producer in South Africa (and the fifth largest in the world) is the most important component of the South African iron ore assets and is the primary focus for Anglo American to achieve its iron ore objectives as set out above.

Harmony and ARMgold's recent unsolicited approach to Anglo American for its entire interest in Avmin allows Anglo American to exit Avmin for value, whilst simultaneously introducing meaningful empowerment in both Avmin and the Northern Cape iron ore assets in a manner consistent with Anglo American's black economic empowerment objectives for the assets.

In view of the sale of its entire interest in Avmin, Anglo American will withdraw its notification currently before the Competition Tribunal in respect of Avmin. Anglo American will continue to seek approval from the Competition Tribunal in respect of Kumba. The Competition Tribunal is scheduled to consider the Kumba notification in late May 2003.

Regardless of the current ownership of Avmin, Assmang and Kumba, Anglo American believes there is still opportunity for meaningful operational synergies to be unlocked over time between the Northern Cape iron ore assets. Anglo American will continue working with all parties to determine how best to unlock the synergies for the benefit of all stakeholders.

Tony Trahar, Chief Executive of Anglo American said "Should Anglo receive Competition Tribunal approval in respect of Kumba, Anglo American will have secured a significant shareholding in Kumba whose major business is in the iron ore sector. Anglo American will continue to discuss with the South African Government and other interested parties the opportunities to further develop South Africa's iron ore potential so as to create a globally competitive iron ore mining industry in the Northern Cape. Anglo American remains fully committed to the principles agreed with the South African Government in the MOU and will continue to support Kumba in the implementation of its empowerment strategies as envisaged by the Mining Charter".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

2 May 2003

Anglo American disposes of its entire interest in Avmin

Anglo American plc ("Anglo American") announces the disposal of its entire interest in Anglovaal Mining Limited ("Avmin") to a consortium comprising African Rainbow Minerals Gold Limited ("ARMgold") and Harmony Gold Mining Company Limited ("Harmony"). Anglo American has sold its interests for an aggregate cash consideration of R1.7 billion (US$231 million), equivalent to R43.50 per Avmin share.

Anglo American acquired its strategic shareholdings in Avmin and Kumba Resources Limited ("Kumba") in March 2002 with a view to: -

- realising the full growth potential of the Northern Cape iron ore assets owned by Avmin, through Assmang Limited ("Assmang") and Kumba;
- help unlock the significant synergies between the Northern Cape iron ore assets, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port. Anglo American firmly believed that as anchor shareholder in both Avmin and Kumba, it could facilitate an appropriate combination of the underlying iron ore assets of Assmang (held by Avmin) and Kumba;
- facilitate meaningful and sustainable empowerment in the Northern Cape iron ore assets. Anglo American re-emphasised its commitment to a substantial black economic empowerment initiative around these assets on 17 December 2002 at the time of signing the Memorandum of Understanding with the South African Government ("the MOU").

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, the Competition Commission recommended that the notifications be approved unconditionally. Subsequently it became apparent to Anglo American that there were concerns about it owning an effective interest in both the Assmang and Kumba iron ore assets and combining the iron ore assets in the Northern Cape. Under these circumstances it became clear that it would be more acceptable if Anglo American was invested only in Kumba. Kumba as the largest iron ore producer in South Africa (and the fifth largest in the world) is the most important component of the South African iron ore assets and is the primary focus for Anglo American to achieve its iron ore objectives as set out above.

Harmony and ARMgold's recent unsolicited approach to Anglo American for its entire interest in Avmin allows Anglo American to exit Avmin for value, whilst simultaneously introducing meaningful empowerment in both Avmin and the Northern Cape iron ore assets in a manner consistent with Anglo American's black economic empowerment objectives for the assets.

In view of the sale of its entire interest in Avmin, Anglo American will withdraw its notification currently before the Competition Tribunal in respect of Avmin. Anglo American will continue to seek approval from the Competition Tribunal in respect of Kumba. The Competition Tribunal is scheduled to consider the Kumba notification in late May 2003.

Regardless of the current ownership of Avmin, Assmang and Kumba, Anglo American believes there is still opportunity for meaningful operational synergies to be unlocked over time between the Northern Cape iron ore assets. Anglo American will continue working with all parties to determine how best to unlock the synergies for the benefit of all stakeholders.

Tony Trahar, Chief Executive of Anglo American said "Should Anglo receive Competition Tribunal approval in respect of Kumba, Anglo American will have secured a significant shareholding in Kumba whose major business is in the iron ore sector. Anglo American will continue to discuss with the South African Government and other interested parties the opportunities to further develop South Africa's iron ore potential so as to create a globally competitive iron ore mining industry in the Northern Cape. Anglo American remains fully committed to the principles agreed with the South African Government in the MOU and will continue to support Kumba in the implementation of its empowerment strategies as envisaged by the Mining Charter".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

2 May 2003

Anglo American disposes of its entire interest in Avmin

Anglo American plc ("Anglo American") announces the disposal of its entire interest in Anglovaal Mining Limited ("Avmin") to a consortium comprising African Rainbow Minerals Gold Limited ("ARMgold") and Harmony Gold Mining Company Limited ("Harmony"). Anglo American has sold its interests for an aggregate cash consideration of R1.7 billion (US$231 million), equivalent to R43.50 per Avmin share.

Anglo American acquired its strategic shareholdings in Avmin and Kumba Resources Limited ("Kumba") in March 2002 with a view to: -

- realising the full growth potential of the Northern Cape iron ore assets owned by Avmin, through Assmang Limited ("Assmang") and Kumba;
- help unlock the significant synergies between the Northern Cape iron ore assets, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port. Anglo American firmly believed that as anchor shareholder in both Avmin and Kumba, it could facilitate an appropriate combination of the underlying iron ore assets of Assmang (held by Avmin) and Kumba;
- facilitate meaningful and sustainable empowerment in the Northern Cape iron ore assets. Anglo American re-emphasised its commitment to a substantial black economic empowerment initiative around these assets on 17 December 2002 at the time of signing the Memorandum of Understanding with the South African Government ("the MOU").

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, the Competition Commission recommended that the notifications be approved unconditionally. Subsequently it became apparent to Anglo American that there were concerns about it owning an effective interest in both the Assmang and Kumba iron ore assets and combining the iron ore assets in the Northern Cape. Under these circumstances it became clear that it would be more acceptable if Anglo American was invested only in Kumba. Kumba as the largest iron ore producer in South Africa (and the fifth largest in the world) is the most important component of the South African iron ore assets and is the primary focus for Anglo American to achieve its iron ore objectives as set out above.

Harmony and ARMgold's recent unsolicited approach to Anglo American for its entire interest in Avmin allows Anglo American to exit Avmin for value, whilst simultaneously introducing meaningful empowerment in both Avmin and the Northern Cape iron ore assets in a manner consistent with Anglo American's black economic empowerment objectives for the assets.

In view of the sale of its entire interest in Avmin, Anglo American will withdraw its notification currently before the Competition Tribunal in respect of Avmin. Anglo American will continue to seek approval from the Competition Tribunal in respect of Kumba. The Competition Tribunal is scheduled to consider the Kumba notification in late May 2003.

Regardless of the current ownership of Avmin, Assmang and Kumba, Anglo American believes there is still opportunity for meaningful operational synergies to be unlocked over time between the Northern Cape iron ore assets. Anglo American will continue working with all parties to determine how best to unlock the synergies for the benefit of all stakeholders.

Tony Trahar, Chief Executive of Anglo American said "Should Anglo receive Competition Tribunal approval in respect of Kumba, Anglo American will have secured a significant shareholding in Kumba whose major business is in the iron ore sector. Anglo American will continue to discuss with the South African Government and other interested parties the opportunities to further develop South Africa's iron ore potential so as to create a globally competitive iron ore mining industry in the Northern Cape. Anglo American remains fully committed to the principles agreed with the South African Government in the MOU and will continue to support Kumba in the implementation of its empowerment strategies as envisaged by the Mining Charter".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

2 May 2003

Anglo American disposes of its entire interest in Avmin

Anglo American plc ("Anglo American") announces the disposal of its entire interest in Anglovaal Mining Limited ("Avmin") to a consortium comprising African Rainbow Minerals Gold Limited ("ARMgold") and Harmony Gold Mining Company Limited ("Harmony"). Anglo American has sold its interests for an aggregate cash consideration of R1.7 billion (US$231 million), equivalent to R43.50 per Avmin share.

Anglo American acquired its strategic shareholdings in Avmin and Kumba Resources Limited ("Kumba") in March 2002 with a view to: -

- realising the full growth potential of the Northern Cape iron ore assets owned by Avmin, through Assmang Limited ("Assmang") and Kumba;
- help unlock the significant synergies between the Northern Cape iron ore assets, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port. Anglo American firmly believed that as anchor shareholder in both Avmin and Kumba, it could facilitate an appropriate combination of the underlying iron ore assets of Assmang (held by Avmin) and Kumba;
- facilitate meaningful and sustainable empowerment in the Northern Cape iron ore assets. Anglo American re-emphasised its commitment to a substantial black economic empowerment initiative around these assets on 17 December 2002 at the time of signing the Memorandum of Understanding with the South African Government ("the MOU").

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, the Competition Commission recommended that the notifications be approved unconditionally. Subsequently it became apparent to Anglo American that there were concerns about it owning an effective interest in both the Assmang and Kumba iron ore assets and combining the iron ore assets in the Northern Cape. Under these circumstances it became clear that it would be more acceptable if Anglo American was invested only in Kumba. Kumba as the largest iron ore producer in South Africa (and the fifth largest in the world) is the most important component of the South African iron ore assets and is the primary focus for Anglo American to achieve its iron ore objectives as set out above.

Harmony and ARMgold's recent unsolicited approach to Anglo American for its entire interest in Avmin allows Anglo American to exit Avmin for value, whilst simultaneously introducing meaningful empowerment in both Avmin and the Northern Cape iron ore assets in a manner consistent with Anglo American's black economic empowerment objectives for the assets.

In view of the sale of its entire interest in Avmin, Anglo American will withdraw its notification currently before the Competition Tribunal in respect of Avmin. Anglo American will continue to seek approval from the Competition Tribunal in respect of Kumba. The Competition Tribunal is scheduled to consider the Kumba notification in late May 2003.

Regardless of the current ownership of Avmin, Assmang and Kumba, Anglo American believes there is still opportunity for meaningful operational synergies to be unlocked over time between the Northern Cape iron ore assets. Anglo American will continue working with all parties to determine how best to unlock the synergies for the benefit of all stakeholders.

Tony Trahar, Chief Executive of Anglo American said "Should Anglo receive Competition Tribunal approval in respect of Kumba, Anglo American will have secured a significant shareholding in Kumba whose major business is in the iron ore sector. Anglo American will continue to discuss with the South African Government and other interested parties the opportunities to further develop South Africa's iron ore potential so as to create a globally competitive iron ore mining industry in the Northern Cape. Anglo American remains fully committed to the principles agreed with the South African Government in the MOU and will continue to support Kumba in the implementation of its empowerment strategies as envisaged by the Mining Charter".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Marina Searle
Anglo American PLC
20 Carlton House Terrace
London
SW1 5AN

Your Reference
Our Reference MFF/4591

02 May 2003

Dear Marina

Anglo American PLC (AAL1438) – Executive Share Option Scheme

Further to the exercise of the Executive Share Options, as instructed we have sold 200 Anglo American PLC (AAL1438) shares @ 897.08p, detailed on the attached schedule.

Therefore, please arrange for those shares that have been sold, to be immediately transferred into the following CREST account:

Cazenove Nominees Limited	(Participant ID 142CN)
Designation ESOS	(Member A/C ESOS).

The above transaction is due to be settled on 8th May 2003 and we irrevocably undertake to pay £704.19 to the relevant bank account for value that day.

With many thanks for all your help.

Yours sincerely

Matthew Fleming
Corporate Dealing Services

Schedule detailing the Sale of 200 Anglo American PLC (AAL1438) shares @ 897.08p.
Settlement Date: 8th May 2003

Sold	Held	Finance	Interest	Commission	FX	FX Rate
Duncan Campbell (190663)						
- Option(1) shares 200						
200	--	704.19	--	25.00	12,407.97	11.6510
TOTALS:						
200	--	704.19	--	25.00	12,407.97	

* Denotes weighted average FX rate

FX on Exercise 11.7156

Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN
Tel +44 (0)20 7588 2828 Fax +44 (0)20 7606 9205 www.cazenove.com



ANGLO AMERICAN


RECEIVED
MAY 19 2003
PROCESSING
SECTION

News Release

25 April 2003

Anglo American plc - Annual General Meeting 2003
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2003), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"This is my first Anglo American AGM, having been invited to join the Board last July and I succeeded Julian Ogilvie Thompson as Chairman at the beginning of December 2002. I would like to start by paying tribute to Julian whose career spanned 46 of the Anglo American Group's 86-year existence and who served as Chairman for 13½ years. It was his vision and sense of strategy which made possible Anglo American's transformation from a South African conglomerate into a focussed global mining and natural resources company. We wish him a happy and serene retirement.

During my nine-month association with the Company, I have found, as I expected from my knowledge of the company's history, an organisation of strong values and principles, where clear written statements find expression in peoples' behaviour. During these nine months, I have already visited a significant number of our operations and will shortly be visiting our Latin American assets. I have been impressed by our physical assets; by the technical expertise found across the Group; and by the quality and commitment of our managers and employees at all levels. Progress is being made too in realising greater value from the synergies available to the Group in areas like talent management, procurement, sustainable development and knowledge management.

At last year's meeting, Julian Ogilvie Thompson highlighted the importance for the future of our businesses of the Global Mining Initiative Conference and of the World Summit on Sustainable Development. Both of these events are now behind us and, I believe, the industry has emerged in a better position in terms of aligning itself with the expectations of our stakeholders and wider society. Historically, the extractive industries have shown, in the US, Canada and Australia for example, how they can be a motor for development. Today, when coupled with good governance in countries like Botswana, South Africa, Chile, Mozambique and Tanzania mining is providing a major opportunity for development.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Conversely, there have been too many examples where the poor management of natural resource revenues has led to the exclusive enrichment of a narrow elite, or has helped to fuel conflicts. The long-term sustainability of our business argues for us to do all that we can to ensure that, at a local and regional level, the development opportunities which our investments create are maximised. In addition, at a national and international level, Anglo American welcomes moves, such as the Extractive Industries Transparency Initiative instigated by the UK Government. This seeks to improve the governance of the tax and royalties generated by the exploitation of natural resources.

It was pleasing to note that the declaration which emerged from the Johannesburg Summit singled out the contribution which mining can make to development. The Plan of Implementation agreed by all governments stated that "Mining, minerals and metals are important to the economic and social development of many countries. Minerals are essential for modern living". This support was rightly conditional on addressing the environmental impact of our industry and ensuring that the benefits flow to society as a whole. I believe that the leading companies in the industry have made considerable progress in aligning our businesses with the objectives of sustainable development.

Finally, a word about the corporate governance agenda. The fall-out from the bursting of the dotcom bubble and the impact on pensions of the fall in Stock Markets has created a sour mood towards capitalism. The scandals at Enron and WorldCom, and corporate failures nearer to home, have led to a raft of new initiatives to 'reform' corporate governance. Some of these amount to a sensible re-balancing but there is a risk that some of the measures taken, whether in the US or in the UK, may prove to have been misdirected. Only time and reflection will tell whether the new balance is the right one. Nevertheless your Board has judged it right to make changes which reflect the major recommendations of the Higgs Report. Thus, it is proposed that Mr Rob Margetts will take over as Senior Non-Executive Director from Sir David Scholey, who has fulfilled the role since 1999 and for which we thank him. Mr Margetts will continue as Chairman of the Remuneration Committee but will hand over the Chairmanship of the Audit Committee to Mr David Challen. I will also be passing the Chairmanship of the Nominations Committee to Mr Fred Phaswana. Dr Chris Fay will continue in his longstanding role as Chairman of the Safety, Health and Environment Committee.

I believe that your Board constitutes an able, well-balanced team. During 2002, the non-executive ranks were strengthened by the addition of Mr David Challen, Mr Fred Phaswana and Professor Karel van Miert. As I made clear in my comments in the Annual Review, a notable exception is the absence of a woman on the board and we shall be moving to address this issue during the year. This will at the same time, ensure that, excluding me, half of the Board will consist of independent non-executive directors. The Nominations Committee will be working on this in the coming year.

I will now ask Mr Tony Trahar, our Chief Executive, to provide the meeting with an overview of the progress made by the Company during 2002 and to highlight what he regards as the key issues for Anglo American going forward."

Tony Trahar:
"Thank you Chairman and good morning ladies and gentlemen.

I am pleased to report that in 2002, Anglo American achieved record headline earnings of 125 US cents per share - up 10% on the EPS achieved in 2001. Overall headline earnings for 2002 were US$1,759 million compared with US$1,681 million in 2001. This result was achieved despite difficult economic and trading conditions for a number of our key businesses and was particularly pleasing when compared with those reported by our peer group companies. It suggests that the mix of assets which we have assembled - following four active years of acquisitions and disposals - is well placed to secure good shareholder returns through the cycle. Thus, although our coal and platinum businesses experienced lower prices in 2002, their results were more than offset by higher contributions from our gold, forest products, industrial minerals, ferrous metals and diamond interests and a turnaround from loss to profit from base metals.

In terms of our progressive dividend policy and in the light of these record profits, we are able to recommend increasing the final dividend to 36 cents, resulting in the total dividend increasing by 4% to 51 US cents per share. On the basis of our current share price, this amounts to an annual dividend yield of 3.45%.

We have continued with our drive to deliver greater efficiencies and to reduce costs. This resulted in further savings for the year of US$279 million of which $154 million came from operating efficiencies, US$77 million from restructuring and synergies and US$48 million from improved procurement. I believe that our continuing search for cost savings, efficiencies and innovation is becoming ingrained within the organisation and is a vital part of running our businesses and adding value for shareholders in the face of difficult economic conditions.

During 2002 we spent US$3.7 billion on acquisitions. The major items were:

- the acquisition of the Disputada Copper mines in Chile for US$1.3 billion;
- the purchase of a controlling stake in the Russian paper mill at Syktyvkar and some 50% of the assets of the French packaging operator, La Rochette;
- increasing our stake in Anglo Platinum from 59.6% to 67.7%, a figure which, we announced on 10 February, we had subsequently raised to almost 70%; and
- increasing our holding in Goldfields to over 20%.

Anglo Coal also increased its stake in Cerrejon Coal in Colombia and formed a joint venture in Australia with Mitsui based around the Moura mine. In addition, our Ferrous Metals division completed the acquisition of Moly-Cop to establish an international grinding media business supplying the mining industry.

We also continued to pursue our objective of establishing a presence in the iron ore market. A Memorandum of Understanding was signed with the South African Government affirming our shared commitment to the expansion and development of the iron ore resources of the Northern Cape - including a significant empowerment dimension. This aspect of our strategy is still subject to review by the South African competition authorities.

The Company continues to have one of the biggest, high quality project pipelines for organic growth in the resources sector. Most notable amongst these are Anglo Platinum's (SAR 22 billion) expansion projects which will increase output by 75% to 3.5 million ounces of refined platinum by the end of 2006.

During 2003 a number of key projects will reach fruition with the commissioning of the new Copebrás plant in Goias in Brazil; the opening of the Skorpion zinc mine in Namibia and the completion of the new cement plant at Buxton in Derbyshire. We are steadily achieving a broader geographical balance in our asset base with about 31% of our assets now being in South Africa and 69% in the rest of the world.

A major inhibiting factor in our share price performance during 2002 was the uncertainty surrounding the changes to mineral rights ownership and black economic empowerment legislation in South Africa.

We fully acknowledge that the future stability of South Africa requires a much broader base of ownership amongst historically disadvantaged groups. However, significant damage was caused to investor confidence by the leaking of an early draft of the Empowerment Charter - which contained what were generally agreed to be unfinanceable targets. What has emerged, after discussion and consultation, is a target of 15% equity or production ownership within 5 years and 26% in 10 years for value. This is achievable and will provide stability going forward. There remain some uncertainties about how the various elements contained in the Empowerment Charter will be applied but progress has been made in rebuilding confidence.

Anglo American continues to play a leading role in corporate South Africa in promoting black economic empowerment including through:

- Procurement spending of US$800 million from black-owned businesses;
- Developing the leading small business programme in South Africa; and
- Participating in over US$1.8 billion in black economic empowerment transactions.

We are disappointed by the relatively high royalty levels proposed for some commodities in South Africa in the draft Money Bill. We believe that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. We are engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

Ladies and gentlemen, I should like to mention four items related to the corporate responsibility agenda. You will find these issues covered more fully in our recently published 'Report to Society'.

Firstly, I am pleased to report a significant improvement during 2002 in our safety statistics so that we are now achieving world class standards in most of our operations. We are relentlessly pursuing the goal of improved safety and in 2002 achieved a 42% reduction in our lost time injury frequency rate and a reduction of 39% in our fatal injury frequency rate.

Secondly, our 'Good Citizenship' Business Principles have now been rolled out - in 22 languages - across the Group. They make clear to our employees the standards of behaviour to which we expect to perform and, to external stakeholders, the standard to which they can hold us to account. The roll-out of the Principles is being supported by a number of specific programmes designed to ensure that performance in areas like community relations and the development of our employees lives up to our aspirations.

Thirdly, in August 2002, we announced our intention to make anti-retroviral therapies available to those of our staff who are HIV positive and where ART is clinically indicated. We have taken a leading position internationally on this issue and we believe that, by making such treatments available, we are making a substantial contribution to challenging the stigma and denial which complicate the task of tackling the HIV/AIDS epidemic. We are seeking to bring other partners to the table, so as to spread the availability of ART more widely.

Finally, you may have seen media reports about an attempt to involve Anglo American in the apartheid-related US 'class actions' which are being taken against more than 70 international companies. We entirely reject the allegations made against us and should such a case ever proceed to trial, we will contest it vigorously.

Our subsidiary, Anglo American Corporation of South Africa, was in the forefront of those who opposed the apartheid system. We adopted progressive positions on issues like the recognition of black trade unions and access to education. Our role in the peaceful transition to the new South Africa has been widely recognised. We firmly believe that our opposition contributed to bringing about an end to the apartheid system. Anglo American Corporation has also taken a leading role in addressing the problems faced by historically disadvantaged South Africans through the Business Trust, the Anglo American Chairman's Fund and our black economic empowerment initiatives. We agree with the South African Government that the question of accounting for the past and building for the future is a matter best resolved through South Africa's own democratic and constitutional processes, rather than through actions in US courts. In concluding on this issue, I can do no better than to quote from President Mbeki's speech last week to the South African Parliament when he said:

> "The South African Government is not, and will not, be party to such litigation. We find it unacceptable that matters that are central to the

future of our country should be adjudicated in foreign courts, which bear no responsibility for the well-being of our country."

We concur entirely with this view.

Ladies and gentlemen, may I comment briefly about the prospects for 2003? At the presentation of our annual results for 2002 I commented on the sensitivity of our results to volatility in commodity prices and exchange rates and noted that the strength of the South African currency in particular would make it very challenging to sustain our record 2002 performance.

I reiterate this comment despite the financial results for the first quarter 2003 being similar to those for the same period last year. The South African currency averaged R8.35 to the dollar during the first quarter and has strengthened even further in recent weeks and, at R7.25 to the US$, is about 40% higher against the US$ than at the commencement of 2002. This currency situation, with the generally muted state of the world's economies, means that the outlook for our key businesses is mixed and, notwithstanding the good first quarter results, it therefore remains unlikely that the group will repeat the record performance achieved last year.

Overall, Chairman, I believe that we are making good progress in realising our strategic objectives. Our asset mix is performing well, we are conservatively geared and we have the potential to continue to build shareholder value through a mix of judicious acquisitions, organic growth and realising cost savings and synergies across the Group.

Thank you."

Election/re-election of directors and committee changes

At the AGM, Sir Mark Moody-Stuart, Mr DJ Challen and Mr FTM Phaswana were elected directors and Sir David Scholey retired by rotation and was re-elected to the Board.

As announced in the Annual Report and referred to above, certain changes were today made to the membership of Board sub-committees and the composition of these committees is now as follows:

AUDIT COMMITTEE
D J Challen (Chairman)
Dr C E Fay
R J Margetts
F T M Phaswana
Prof. K A L M Van Miert

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
Sir David Scholey
A J Trahar

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

NOMINATION COMMITTEE
F T M Phaswana (Chairman)
Sir Mark Moody-Stuart
R J Margetts
N F Oppenheimer
Sir David Scholey
Prof. K A L M Van Miert

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations/Media Relations
Anne Dunn
Tel: +27 11 638 4730

<u>Notes to Editors:</u>

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).



News Release

25 April 2003

Anglo American plc - Annual General Meeting 2003
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2003), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"This is my first Anglo American AGM, having been invited to join the Board last July and I succeeded Julian Ogilvie Thompson as Chairman at the beginning of December 2002. I would like to start by paying tribute to Julian whose career spanned 46 of the Anglo American Group's 86-year existence and who served as Chairman for 13½ years. It was his vision and sense of strategy which made possible Anglo American's transformation from a South African conglomerate into a focussed global mining and natural resources company. We wish him a happy and serene retirement.

During my nine-month association with the Company, I have found, as I expected from my knowledge of the company's history, an organisation of strong values and principles, where clear written statements find expression in peoples' behaviour. During these nine months, I have already visited a significant number of our operations and will shortly be visiting our Latin American assets. I have been impressed by our physical assets; by the technical expertise found across the Group; and by the quality and commitment of our managers and employees at all levels. Progress is being made too in realising greater value from the synergies available to the Group in areas like talent management, procurement, sustainable development and knowledge management.

At last year's meeting, Julian Ogilvie Thompson highlighted the importance for the future of our businesses of the Global Mining Initiative Conference and of the World Summit on Sustainable Development. Both of these events are now behind us and, I believe, the industry has emerged in a better position in terms of aligning itself with the expectations of our stakeholders and wider society. Historically, the extractive industries have shown, in the US, Canada and Australia for example, how they can be a motor for development. Today, when coupled with good governance in countries like Botswana, South Africa, Chile, Mozambique and Tanzania mining is providing a major opportunity for development.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Conversely, there have been too many examples where the poor management of natural resource revenues has led to the exclusive enrichment of a narrow elite, or has helped to fuel conflicts. The long-term sustainability of our business argues for us to do all that we can to ensure that, at a local and regional level, the development opportunities which our investments create are maximised. In addition, at a national and international level, Anglo American welcomes moves, such as the Extractive Industries Transparency Initiative instigated by the UK Government. This seeks to improve the governance of the tax and royalties generated by the exploitation of natural resources.

It was pleasing to note that the declaration which emerged from the Johannesburg Summit singled out the contribution which mining can make to development. The Plan of Implementation agreed by all governments stated that "Mining, minerals and metals are important to the economic and social development of many countries. Minerals are essential for modern living". This support was rightly conditional on addressing the environmental impact of our industry and ensuring that the benefits flow to society as a whole. I believe that the leading companies in the industry have made considerable progress in aligning our businesses with the objectives of sustainable development.

Finally, a word about the corporate governance agenda. The fall-out from the bursting of the dotcom bubble and the impact on pensions of the fall in Stock Markets has created a sour mood towards capitalism. The scandals at Enron and WorldCom, and corporate failures nearer to home, have led to a raft of new initiatives to 'reform' corporate governance. Some of these amount to a sensible re-balancing but there is a risk that some of the measures taken, whether in the US or in the UK, may prove to have been misdirected. Only time and reflection will tell whether the new balance is the right one. Nevertheless your Board has judged it right to make changes which reflect the major recommendations of the Higgs Report. Thus, it is proposed that Mr Rob Margetts will take over as Senior Non-Executive Director from Sir David Scholey, who has fulfilled the role since 1999 and for which we thank him. Mr Margetts will continue as Chairman of the Remuneration Committee but will hand over the Chairmanship of the Audit Committee to Mr David Challen. I will also be passing the Chairmanship of the Nominations Committee to Mr Fred Phaswana. Dr Chris Fay will continue in his longstanding role as Chairman of the Safety, Health and Environment Committee.

I believe that your Board constitutes an able, well-balanced team. During 2002, the non-executive ranks were strengthened by the addition of Mr David Challen, Mr Fred Phaswana and Professor Karel van Miert. As I made clear in my comments in the Annual Review, a notable exception is the absence of a woman on the board and we shall be moving to address this issue during the year. This will at the same time, ensure that, excluding me, half of the Board will consist of independent non-executive directors. The Nominations Committee will be working on this in the coming year.

I will now ask Mr Tony Trahar, our Chief Executive, to provide the meeting with an overview of the progress made by the Company during 2002 and to highlight what he regards as the key issues for Anglo American going forward."

Tony Trahar:
"Thank you Chairman and good morning ladies and gentlemen.

I am pleased to report that in 2002, Anglo American achieved record headline earnings of 125 US cents per share - up 10% on the EPS achieved in 2001. Overall headline earnings for 2002 were US$1,759 million compared with US$1,681 million in 2001. This result was achieved despite difficult economic and trading conditions for a number of our key businesses and was particularly pleasing when compared with those reported by our peer group companies. It suggests that the mix of assets which we have assembled - following four active years of acquisitions and disposals - is well placed to secure good shareholder returns through the cycle. Thus, although our coal and platinum businesses experienced lower prices in 2002, their results were more than offset by higher contributions from our gold, forest products, industrial minerals, ferrous metals and diamond interests and a turnaround from loss to profit from base metals.

In terms of our progressive dividend policy and in the light of these record profits, we are able to recommend increasing the final dividend to 36 cents, resulting in the total dividend increasing by 4% to 51 US cents per share. On the basis of our current share price, this amounts to an annual dividend yield of 3.45%.

We have continued with our drive to deliver greater efficiencies and to reduce costs. This resulted in further savings for the year of US$279 million of which $154 million came from operating efficiencies, US$77 million from restructuring and synergies and US$48 million from improved procurement. I believe that our continuing search for cost savings, efficiencies and innovation is becoming ingrained within the organisation and is a vital part of running our businesses and adding value for shareholders in the face of difficult economic conditions.

During 2002 we spent US$3.7 billion on acquisitions. The major items were:

- the acquisition of the Disputada Copper mines in Chile for US$1.3 billion;
- the purchase of a controlling stake in the Russian paper mill at Syktyvkar and some 50% of the assets of the French packaging operator, La Rochette;
- increasing our stake in Anglo Platinum from 59.6% to 67.7%, a figure which, we announced on 10 February, we had subsequently raised to almost 70%; and
- increasing our holding in Goldfields to over 20%.

Anglo Coal also increased its stake in Cerrejon Coal in Colombia and formed a joint venture in Australia with Mitsui based around the Moura mine. In addition, our Ferrous Metals division completed the acquisition of Moly-Cop to establish an international grinding media business supplying the mining industry.

We also continued to pursue our objective of establishing a presence in the iron ore market. A Memorandum of Understanding was signed with the South African Government affirming our shared commitment to the expansion and development of the iron ore resources of the Northern Cape - including a significant empowerment dimension. This aspect of our strategy is still subject to review by the South African competition authorities.

The Company continues to have one of the biggest, high quality project pipelines for organic growth in the resources sector. Most notable amongst these are Anglo Platinum's (SAR 22 billion) expansion projects which will increase output by 75% to 3.5 million ounces of refined platinum by the end of 2006.

During 2003 a number of key projects will reach fruition with the commissioning of the new Copebrás plant in Goias in Brazil; the opening of the Skorpion zinc mine in Namibia and the completion of the new cement plant at Buxton in Derbyshire. We are steadily achieving a broader geographical balance in our asset base with about 31% of our assets now being in South Africa and 69% in the rest of the world.

A major inhibiting factor in our share price performance during 2002 was the uncertainty surrounding the changes to mineral rights ownership and black economic empowerment legislation in South Africa.

We fully acknowledge that the future stability of South Africa requires a much broader base of ownership amongst historically disadvantaged groups. However, significant damage was caused to investor confidence by the leaking of an early draft of the Empowerment Charter - which contained what were generally agreed to be unfinanceable targets. What has emerged, after discussion and consultation, is a target of 15% equity or production ownership within 5 years and 26% in 10 years for value. This is achievable and will provide stability going forward. There remain some uncertainties about how the various elements contained in the Empowerment Charter will be applied but progress has been made in rebuilding confidence.

Anglo American continues to play a leading role in corporate South Africa in promoting black economic empowerment including through:

- Procurement spending of US$800 million from black-owned businesses;
- Developing the leading small business programme in South Africa; and
- Participating in over US$1.8 billion in black economic empowerment transactions.

We are disappointed by the relatively high royalty levels proposed for some commodities in South Africa in the draft Money Bill. We believe that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. We are engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

Ladies and gentlemen, I should like to mention four items related to the corporate responsibility agenda. You will find these issues covered more fully in our recently published 'Report to Society'.

Firstly, I am pleased to report a significant improvement during 2002 in our safety statistics so that we are now achieving world class standards in most of our operations. We are relentlessly pursuing the goal of improved safety and in 2002 achieved a 42% reduction in our lost time injury frequency rate and a reduction of 39% in our fatal injury frequency rate.

Secondly, our 'Good Citizenship' Business Principles have now been rolled out - in 22 languages - across the Group. They make clear to our employees the standards of behaviour to which we expect to perform and, to external stakeholders, the standard to which they can hold us to account. The roll-out of the Principles is being supported by a number of specific programmes designed to ensure that performance in areas like community relations and the development of our employees lives up to our aspirations.

Thirdly, in August 2002, we announced our intention to make anti-retroviral therapies available to those of our staff who are HIV positive and where ART is clinically indicated. We have taken a leading position internationally on this issue and we believe that, by making such treatments available, we are making a substantial contribution to challenging the stigma and denial which complicate the task of tackling the HIV/AIDS epidemic. We are seeking to bring other partners to the table, so as to spread the availability of ART more widely.

Finally, you may have seen media reports about an attempt to involve Anglo American in the apartheid-related US 'class actions' which are being taken against more than 70 international companies. We entirely reject the allegations made against us and should such a case ever proceed to trial, we will contest it vigorously.

Our subsidiary, Anglo American Corporation of South Africa, was in the forefront of those who opposed the apartheid system. We adopted progressive positions on issues like the recognition of black trade unions and access to education. Our role in the peaceful transition to the new South Africa has been widely recognised. We firmly believe that our opposition contributed to bringing about an end to the apartheid system. Anglo American Corporation has also taken a leading role in addressing the problems faced by historically disadvantaged South Africans through the Business Trust, the Anglo American Chairman's Fund and our black economic empowerment initiatives. We agree with the South African Government that the question of accounting for the past and building for the future is a matter best resolved through South Africa's own democratic and constitutional processes, rather than through actions in US courts. In concluding on this issue, I can do no better than to quote from President Mbeki's speech last week to the South African Parliament when he said:

> "The South African Government is not, and will not, be party to such litigation. We find it unacceptable that matters that are central to the

> future of our country should be adjudicated in foreign courts, which bear no responsibility for the well-being of our country."

We concur entirely with this view.

Ladies and gentlemen, may I comment briefly about the prospects for 2003? At the presentation of our annual results for 2002 I commented on the sensitivity of our results to volatility in commodity prices and exchange rates and noted that the strength of the South African currency in particular would make it very challenging to sustain our record 2002 performance.

I reiterate this comment despite the financial results for the first quarter 2003 being similar to those for the same period last year. The South African currency averaged R8.35 to the dollar during the first quarter and has strengthened even further in recent weeks and, at R7.25 to the US$, is about 40% higher against the US$ than at the commencement of 2002. This currency situation, with the generally muted state of the world's economies, means that the outlook for our key businesses is mixed and, notwithstanding the good first quarter results, it therefore remains unlikely that the group will repeat the record performance achieved last year.

Overall, Chairman, I believe that we are making good progress in realising our strategic objectives. Our asset mix is performing well, we are conservatively geared and we have the potential to continue to build shareholder value through a mix of judicious acquisitions, organic growth and realising cost savings and synergies across the Group.

Thank you."

Election/re-election of directors and committee changes

At the AGM, Sir Mark Moody-Stuart, Mr DJ Challen and Mr FTM Phaswana were elected directors and Sir David Scholey retired by rotation and was re-elected to the Board.

As announced in the Annual Report and referred to above, certain changes were today made to the membership of Board sub-committees and the composition of these committees is now as follows:

AUDIT COMMITTEE
D J Challen (Chairman)
Dr C E Fay
R J Margetts
F T M Phaswana
Prof. K A L M Van Miert

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
Sir David Scholey
A J Trahar

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

NOMINATION COMMITTEE
F T M Phaswana (Chairman)
Sir Mark Moody-Stuart
R J Margetts
N F Oppenheimer
Sir David Scholey
Prof. K A L M Van Miert

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations/Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).



ANGLO AMERICAN

News Release

25 April 2003

Anglo American plc - Annual General Meeting 2003
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2003), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"This is my first Anglo American AGM, having been invited to join the Board last July and I succeeded Julian Ogilvie Thompson as Chairman at the beginning of December 2002. I would like to start by paying tribute to Julian whose career spanned 46 of the Anglo American Group's 86-year existence and who served as Chairman for 13½ years. It was his vision and sense of strategy which made possible Anglo American's transformation from a South African conglomerate into a focussed global mining and natural resources company. We wish him a happy and serene retirement.

During my nine-month association with the Company, I have found, as I expected from my knowledge of the company's history, an organisation of strong values and principles, where clear written statements find expression in peoples' behaviour. During these nine months, I have already visited a significant number of our operations and will shortly be visiting our Latin American assets. I have been impressed by our physical assets; by the technical expertise found across the Group; and by the quality and commitment of our managers and employees at all levels. Progress is being made too in realising greater value from the synergies available to the Group in areas like talent management, procurement, sustainable development and knowledge management.

At last year's meeting, Julian Ogilvie Thompson highlighted the importance for the future of our businesses of the Global Mining Initiative Conference and of the World Summit on Sustainable Development. Both of these events are now behind us and, I believe, the industry has emerged in a better position in terms of aligning itself with the expectations of our stakeholders and wider society. Historically, the extractive industries have shown, in the US, Canada and Australia for example, how they can be a motor for development. Today, when coupled with good governance in countries like Botswana, South Africa, Chile, Mozambique and Tanzania mining is providing a major opportunity for development.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Conversely, there have been too many examples where the poor management of natural resource revenues has led to the exclusive enrichment of a narrow elite, or has helped to fuel conflicts. The long-term sustainability of our business argues for us to do all that we can to ensure that, at a local and regional level, the development opportunities which our investments create are maximised. In addition, at a national and international level, Anglo American welcomes moves, such as the Extractive Industries Transparency Initiative instigated by the UK Government. This seeks to improve the governance of the tax and royalties generated by the exploitation of natural resources.

It was pleasing to note that the declaration which emerged from the Johannesburg Summit singled out the contribution which mining can make to development. The Plan of Implementation agreed by all governments stated that "Mining, minerals and metals are important to the economic and social development of many countries. Minerals are essential for modern living". This support was rightly conditional on addressing the environmental impact of our industry and ensuring that the benefits flow to society as a whole. I believe that the leading companies in the industry have made considerable progress in aligning our businesses with the objectives of sustainable development.

Finally, a word about the corporate governance agenda. The fall-out from the bursting of the dotcom bubble and the impact on pensions of the fall in Stock Markets has created a sour mood towards capitalism. The scandals at Enron and WorldCom, and corporate failures nearer to home, have led to a raft of new initiatives to 'reform' corporate governance. Some of these amount to a sensible re-balancing but there is a risk that some of the measures taken, whether in the US or in the UK, may prove to have been misdirected. Only time and reflection will tell whether the new balance is the right one. Nevertheless your Board has judged it right to make changes which reflect the major recommendations of the Higgs Report. Thus, it is proposed that Mr Rob Margetts will take over as Senior Non-Executive Director from Sir David Scholey, who has fulfilled the role since 1999 and for which we thank him. Mr Margetts will continue as Chairman of the Remuneration Committee but will hand over the Chairmanship of the Audit Committee to Mr David Challen. I will also be passing the Chairmanship of the Nominations Committee to Mr Fred Phaswana. Dr Chris Fay will continue in his longstanding role as Chairman of the Safety, Health and Environment Committee.

I believe that your Board constitutes an able, well-balanced team. During 2002, the non-executive ranks were strengthened by the addition of Mr David Challen, Mr Fred Phaswana and Professor Karel van Miert. As I made clear in my comments in the Annual Review, a notable exception is the absence of a woman on the board and we shall be moving to address this issue during the year. This will at the same time, ensure that, excluding me, half of the Board will consist of independent non-executive directors. The Nominations Committee will be working on this in the coming year.

I will now ask Mr Tony Trahar, our Chief Executive, to provide the meeting with an overview of the progress made by the Company during 2002 and to highlight what he regards as the key issues for Anglo American going forward."

Tony Trahar:
"Thank you Chairman and good morning ladies and gentlemen.

I am pleased to report that in 2002, Anglo American achieved record headline earnings of 125 US cents per share - up 10% on the EPS achieved in 2001. Overall headline earnings for 2002 were US$1,759 million compared with US$1,681 million in 2001. This result was achieved despite difficult economic and trading conditions for a number of our key businesses and was particularly pleasing when compared with those reported by our peer group companies. It suggests that the mix of assets which we have assembled - following four active years of acquisitions and disposals - is well placed to secure good shareholder returns through the cycle. Thus, although our coal and platinum businesses experienced lower prices in 2002, their results were more than offset by higher contributions from our gold, forest products, industrial minerals, ferrous metals and diamond interests and a turnaround from loss to profit from base metals.

In terms of our progressive dividend policy and in the light of these record profits, we are able to recommend increasing the final dividend to 36 cents, resulting in the total dividend increasing by 4% to 51 US cents per share. On the basis of our current share price, this amounts to an annual dividend yield of 3.45%.

We have continued with our drive to deliver greater efficiencies and to reduce costs. This resulted in further savings for the year of US$279 million of which $154 million came from operating efficiencies, US$77 million from restructuring and synergies and US$48 million from improved procurement. I believe that our continuing search for cost savings, efficiencies and innovation is becoming ingrained within the organisation and is a vital part of running our businesses and adding value for shareholders in the face of difficult economic conditions.

During 2002 we spent US$3.7 billion on acquisitions. The major items were:

- the acquisition of the Disputada Copper mines in Chile for US$1.3 billion;
- the purchase of a controlling stake in the Russian paper mill at Syktyvkar and some 50% of the assets of the French packaging operator, La Rochette;
- increasing our stake in Anglo Platinum from 59.6% to 67.7%, a figure which, we announced on 10 February, we had subsequently raised to almost 70%; and
- increasing our holding in Goldfields to over 20%.

Anglo Coal also increased its stake in Cerrejon Coal in Colombia and formed a joint venture in Australia with Mitsui based around the Moura mine. In addition, our Ferrous Metals division completed the acquisition of Moly-Cop to establish an international grinding media business supplying the mining industry.

We also continued to pursue our objective of establishing a presence in the iron ore market. A Memorandum of Understanding was signed with the South African Government affirming our shared commitment to the expansion and development of the iron ore resources of the Northern Cape - including a significant empowerment dimension. This aspect of our strategy is still subject to review by the South African competition authorities.

The Company continues to have one of the biggest, high quality project pipelines for organic growth in the resources sector. Most notable amongst these are Anglo Platinum's (SAR 22 billion) expansion projects which will increase output by 75% to 3.5 million ounces of refined platinum by the end of 2006.

During 2003 a number of key projects will reach fruition with the commissioning of the new Copebrás plant in Goias in Brazil; the opening of the Skorpion zinc mine in Namibia and the completion of the new cement plant at Buxton in Derbyshire. We are steadily achieving a broader geographical balance in our asset base with about 31% of our assets now being in South Africa and 69% in the rest of the world.

A major inhibiting factor in our share price performance during 2002 was the uncertainty surrounding the changes to mineral rights ownership and black economic empowerment legislation in South Africa.

We fully acknowledge that the future stability of South Africa requires a much broader base of ownership amongst historically disadvantaged groups. However, significant damage was caused to investor confidence by the leaking of an early draft of the Empowerment Charter - which contained what were generally agreed to be unfinanceable targets. What has emerged, after discussion and consultation, is a target of 15% equity or production ownership within 5 years and 26% in 10 years for value. This is achievable and will provide stability going forward. There remain some uncertainties about how the various elements contained in the Empowerment Charter will be applied but progress has been made in rebuilding confidence.

Anglo American continues to play a leading role in corporate South Africa in promoting black economic empowerment including through:

- Procurement spending of US$800 million from black-owned businesses;
- Developing the leading small business programme in South Africa; and
- Participating in over US$1.8 billion in black economic empowerment transactions.

We are disappointed by the relatively high royalty levels proposed for some commodities in South Africa in the draft Money Bill. We believe that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. We are engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

Ladies and gentlemen, I should like to mention four items related to the corporate responsibility agenda. You will find these issues covered more fully in our recently published 'Report to Society'.

Firstly, I am pleased to report a significant improvement during 2002 in our safety statistics so that we are now achieving world class standards in most of our operations. We are relentlessly pursuing the goal of improved safety and in 2002 achieved a 42% reduction in our lost time injury frequency rate and a reduction of 39% in our fatal injury frequency rate.

Secondly, our 'Good Citizenship' Business Principles have now been rolled out - in 22 languages - across the Group. They make clear to our employees the standards of behaviour to which we expect to perform and, to external stakeholders, the standard to which they can hold us to account. The roll-out of the Principles is being supported by a number of specific programmes designed to ensure that performance in areas like community relations and the development of our employees lives up to our aspirations.

Thirdly, in August 2002, we announced our intention to make anti-retroviral therapies available to those of our staff who are HIV positive and where ART is clinically indicated. We have taken a leading position internationally on this issue and we believe that, by making such treatments available, we are making a substantial contribution to challenging the stigma and denial which complicate the task of tackling the HIV/AIDS epidemic. We are seeking to bring other partners to the table, so as to spread the availability of ART more widely.

Finally, you may have seen media reports about an attempt to involve Anglo American in the apartheid-related US 'class actions' which are being taken against more than 70 international companies. We entirely reject the allegations made against us and should such a case ever proceed to trial, we will contest it vigorously.

Our subsidiary, Anglo American Corporation of South Africa, was in the forefront of those who opposed the apartheid system. We adopted progressive positions on issues like the recognition of black trade unions and access to education. Our role in the peaceful transition to the new South Africa has been widely recognised. We firmly believe that our opposition contributed to bringing about an end to the apartheid system. Anglo American Corporation has also taken a leading role in addressing the problems faced by historically disadvantaged South Africans through the Business Trust, the Anglo American Chairman's Fund and our black economic empowerment initiatives. We agree with the South African Government that the question of accounting for the past and building for the future is a matter best resolved through South Africa's own democratic and constitutional processes, rather than through actions in US courts. In concluding on this issue, I can do no better than to quote from President Mbeki's speech last week to the South African Parliament when he said:

> "The South African Government is not, and will not, be party to such litigation. We find it unacceptable that matters that are central to the

> future of our country should be adjudicated in foreign courts, which bear no responsibility for the well-being of our country."

We concur entirely with this view.

Ladies and gentlemen, may I comment briefly about the prospects for 2003? At the presentation of our annual results for 2002 I commented on the sensitivity of our results to volatility in commodity prices and exchange rates and noted that the strength of the South African currency in particular would make it very challenging to sustain our record 2002 performance.

I reiterate this comment despite the financial results for the first quarter 2003 being similar to those for the same period last year. The South African currency averaged R8.35 to the dollar during the first quarter and has strengthened even further in recent weeks and, at R7.25 to the US$, is about 40% higher against the US$ than at the commencement of 2002. This currency situation, with the generally muted state of the world's economies, means that the outlook for our key businesses is mixed and, notwithstanding the good first quarter results, it therefore remains unlikely that the group will repeat the record performance achieved last year.

Overall, Chairman, I believe that we are making good progress in realising our strategic objectives. Our asset mix is performing well, we are conservatively geared and we have the potential to continue to build shareholder value through a mix of judicious acquisitions, organic growth and realising cost savings and synergies across the Group.

Thank you."

Election/re-election of directors and committee changes

At the AGM, Sir Mark Moody-Stuart, Mr DJ Challen and Mr FTM Phaswana were elected directors and Sir David Scholey retired by rotation and was re-elected to the Board.

As announced in the Annual Report and referred to above, certain changes were today made to the membership of Board sub-committees and the composition of these committees is now as follows:

AUDIT COMMITTEE
D J Challen (Chairman)
Dr C E Fay
R J Margetts
F T M Phaswana
Prof. K A L M Van Miert

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
Sir David Scholey
A J Trahar

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

NOMINATION COMMITTEE
F T M Phaswana (Chairman)
Sir Mark Moody-Stuart
R J Margetts
N F Oppenheimer
Sir David Scholey
Prof. K A L M Van Miert

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations/Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).



ANGLO AMERICAN

News Release

25 April 2003

Anglo American plc - Annual General Meeting 2003
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2003), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"This is my first Anglo American AGM, having been invited to join the Board last July and I succeeded Julian Ogilvie Thompson as Chairman at the beginning of December 2002. I would like to start by paying tribute to Julian whose career spanned 46 of the Anglo American Group's 86-year existence and who served as Chairman for 13½ years. It was his vision and sense of strategy which made possible Anglo American's transformation from a South African conglomerate into a focussed global mining and natural resources company. We wish him a happy and serene retirement.

During my nine-month association with the Company, I have found, as I expected from my knowledge of the company's history, an organisation of strong values and principles, where clear written statements find expression in peoples' behaviour. During these nine months, I have already visited a significant number of our operations and will shortly be visiting our Latin American assets. I have been impressed by our physical assets; by the technical expertise found across the Group; and by the quality and commitment of our managers and employees at all levels. Progress is being made too in realising greater value from the synergies available to the Group in areas like talent management, procurement, sustainable development and knowledge management.

At last year's meeting, Julian Ogilvie Thompson highlighted the importance for the future of our businesses of the Global Mining Initiative Conference and of the World Summit on Sustainable Development. Both of these events are now behind us and, I believe, the industry has emerged in a better position in terms of aligning itself with the expectations of our stakeholders and wider society. Historically, the extractive industries have shown, in the US, Canada and Australia for example, how they can be a motor for development. Today, when coupled with good governance in countries like Botswana, South Africa, Chile, Mozambique and Tanzania mining is providing a major opportunity for development.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Conversely, there have been too many examples where the poor management of natural resource revenues has led to the exclusive enrichment of a narrow elite, or has helped to fuel conflicts. The long-term sustainability of our business argues for us to do all that we can to ensure that, at a local and regional level, the development opportunities which our investments create are maximised. In addition, at a national and international level, Anglo American welcomes moves, such as the Extractive Industries Transparency Initiative instigated by the UK Government. This seeks to improve the governance of the tax and royalties generated by the exploitation of natural resources.

It was pleasing to note that the declaration which emerged from the Johannesburg Summit singled out the contribution which mining can make to development. The Plan of Implementation agreed by all governments stated that "Mining, minerals and metals are important to the economic and social development of many countries. Minerals are essential for modern living". This support was rightly conditional on addressing the environmental impact of our industry and ensuring that the benefits flow to society as a whole. I believe that the leading companies in the industry have made considerable progress in aligning our businesses with the objectives of sustainable development.

Finally, a word about the corporate governance agenda. The fall-out from the bursting of the dotcom bubble and the impact on pensions of the fall in Stock Markets has created a sour mood towards capitalism. The scandals at Enron and WorldCom, and corporate failures nearer to home, have led to a raft of new initiatives to 'reform' corporate governance. Some of these amount to a sensible re-balancing but there is a risk that some of the measures taken, whether in the US or in the UK, may prove to have been misdirected. Only time and reflection will tell whether the new balance is the right one. Nevertheless your Board has judged it right to make changes which reflect the major recommendations of the Higgs Report. Thus, it is proposed that Mr Rob Margetts will take over as Senior Non-Executive Director from Sir David Scholey, who has fulfilled the role since 1999 and for which we thank him. Mr Margetts will continue as Chairman of the Remuneration Committee but will hand over the Chairmanship of the Audit Committee to Mr David Challen. I will also be passing the Chairmanship of the Nominations Committee to Mr Fred Phaswana. Dr Chris Fay will continue in his longstanding role as Chairman of the Safety, Health and Environment Committee.

I believe that your Board constitutes an able, well-balanced team. During 2002, the non-executive ranks were strengthened by the addition of Mr David Challen, Mr Fred Phaswana and Professor Karel van Miert. As I made clear in my comments in the Annual Review, a notable exception is the absence of a woman on the board and we shall be moving to address this issue during the year. This will at the same time, ensure that, excluding me, half of the Board will consist of independent non-executive directors. The Nominations Committee will be working on this in the coming year.

I will now ask Mr Tony Trahar, our Chief Executive, to provide the meeting with an overview of the progress made by the Company during 2002 and to highlight what he regards as the key issues for Anglo American going forward."

Tony Trahar:
"Thank you Chairman and good morning ladies and gentlemen.

I am pleased to report that in 2002, Anglo American achieved record headline earnings of 125 US cents per share - up 10% on the EPS achieved in 2001. Overall headline earnings for 2002 were US$1,759 million compared with US$1,681 million in 2001. This result was achieved despite difficult economic and trading conditions for a number of our key businesses and was particularly pleasing when compared with those reported by our peer group companies. It suggests that the mix of assets which we have assembled - following four active years of acquisitions and disposals - is well placed to secure good shareholder returns through the cycle. Thus, although our coal and platinum businesses experienced lower prices in 2002, their results were more than offset by higher contributions from our gold, forest products, industrial minerals, ferrous metals and diamond interests and a turnaround from loss to profit from base metals.

In terms of our progressive dividend policy and in the light of these record profits, we are able to recommend increasing the final dividend to 36 cents, resulting in the total dividend increasing by 4% to 51 US cents per share. On the basis of our current share price, this amounts to an annual dividend yield of 3.45%.

We have continued with our drive to deliver greater efficiencies and to reduce costs. This resulted in further savings for the year of US$279 million of which $154 million came from operating efficiencies, US$77 million from restructuring and synergies and US$48 million from improved procurement. I believe that our continuing search for cost savings, efficiencies and innovation is becoming ingrained within the organisation and is a vital part of running our businesses and adding value for shareholders in the face of difficult economic conditions.

During 2002 we spent US$3.7 billion on acquisitions. The major items were:

- the acquisition of the Disputada Copper mines in Chile for US$1.3 billion;
- the purchase of a controlling stake in the Russian paper mill at Syktyvkar and some 50% of the assets of the French packaging operator, La Rochette;
- increasing our stake in Anglo Platinum from 59.6% to 67.7%, a figure which, we announced on 10 February, we had subsequently raised to almost 70%; and
- increasing our holding in Goldfields to over 20%.

Anglo Coal also increased its stake in Cerrejon Coal in Colombia and formed a joint venture in Australia with Mitsui based around the Moura mine. In addition, our Ferrous Metals division completed the acquisition of Moly-Cop to establish an international grinding media business supplying the mining industry.

We also continued to pursue our objective of establishing a presence in the iron ore market. A Memorandum of Understanding was signed with the South African Government affirming our shared commitment to the expansion and development of the iron ore resources of the Northern Cape - including a significant empowerment dimension. This aspect of our strategy is still subject to review by the South African competition authorities.

The Company continues to have one of the biggest, high quality project pipelines for organic growth in the resources sector. Most notable amongst these are Anglo Platinum's (SAR 22 billion) expansion projects which will increase output by 75% to 3.5 million ounces of refined platinum by the end of 2006.

During 2003 a number of key projects will reach fruition with the commissioning of the new Copebrás plant in Goias in Brazil; the opening of the Skorpion zinc mine in Namibia and the completion of the new cement plant at Buxton in Derbyshire. We are steadily achieving a broader geographical balance in our asset base with about 31% of our assets now being in South Africa and 69% in the rest of the world.

A major inhibiting factor in our share price performance during 2002 was the uncertainty surrounding the changes to mineral rights ownership and black economic empowerment legislation in South Africa.

We fully acknowledge that the future stability of South Africa requires a much broader base of ownership amongst historically disadvantaged groups. However, significant damage was caused to investor confidence by the leaking of an early draft of the Empowerment Charter - which contained what were generally agreed to be unfinanceable targets. What has emerged, after discussion and consultation, is a target of 15% equity or production ownership within 5 years and 26% in 10 years for value. This is achievable and will provide stability going forward. There remain some uncertainties about how the various elements contained in the Empowerment Charter will be applied but progress has been made in rebuilding confidence.

Anglo American continues to play a leading role in corporate South Africa in promoting black economic empowerment including through:

- Procurement spending of US$800 million from black-owned businesses;
- Developing the leading small business programme in South Africa; and
- Participating in over US$1.8 billion in black economic empowerment transactions.

We are disappointed by the relatively high royalty levels proposed for some commodities in South Africa in the draft Money Bill. We believe that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. We are engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

Ladies and gentlemen, I should like to mention four items related to the corporate responsibility agenda. You will find these issues covered more fully in our recently published 'Report to Society'.

Firstly, I am pleased to report a significant improvement during 2002 in our safety statistics so that we are now achieving world class standards in most of our operations. We are relentlessly pursuing the goal of improved safety and in 2002 achieved a 42% reduction in our lost time injury frequency rate and a reduction of 39% in our fatal injury frequency rate.

Secondly, our 'Good Citizenship' Business Principles have now been rolled out - in 22 languages - across the Group. They make clear to our employees the standards of behaviour to which we expect to perform and, to external stakeholders, the standard to which they can hold us to account. The roll-out of the Principles is being supported by a number of specific programmes designed to ensure that performance in areas like community relations and the development of our employees lives up to our aspirations.

Thirdly, in August 2002, we announced our intention to make anti-retroviral therapies available to those of our staff who are HIV positive and where ART is clinically indicated. We have taken a leading position internationally on this issue and we believe that, by making such treatments available, we are making a substantial contribution to challenging the stigma and denial which complicate the task of tackling the HIV/AIDS epidemic. We are seeking to bring other partners to the table, so as to spread the availability of ART more widely.

Finally, you may have seen media reports about an attempt to involve Anglo American in the apartheid-related US 'class actions' which are being taken against more than 70 international companies. We entirely reject the allegations made against us and should such a case ever proceed to trial, we will contest it vigorously.

Our subsidiary, Anglo American Corporation of South Africa, was in the forefront of those who opposed the apartheid system. We adopted progressive positions on issues like the recognition of black trade unions and access to education. Our role in the peaceful transition to the new South Africa has been widely recognised. We firmly believe that our opposition contributed to bringing about an end to the apartheid system. Anglo American Corporation has also taken a leading role in addressing the problems faced by historically disadvantaged South Africans through the Business Trust, the Anglo American Chairman's Fund and our black economic empowerment initiatives. We agree with the South African Government that the question of accounting for the past and building for the future is a matter best resolved through South Africa's own democratic and constitutional processes, rather than through actions in US courts. In concluding on this issue, I can do no better than to quote from President Mbeki's speech last week to the South African Parliament when he said:

> "The South African Government is not, and will not, be party to such litigation. We find it unacceptable that matters that are central to the

future of our country should be adjudicated in foreign courts, which bear no responsibility for the well-being of our country."

We concur entirely with this view.

Ladies and gentlemen, may I comment briefly about the prospects for 2003? At the presentation of our annual results for 2002 I commented on the sensitivity of our results to volatility in commodity prices and exchange rates and noted that the strength of the South African currency in particular would make it very challenging to sustain our record 2002 performance.

I reiterate this comment despite the financial results for the first quarter 2003 being similar to those for the same period last year. The South African currency averaged R8.35 to the dollar during the first quarter and has strengthened even further in recent weeks and, at R7.25 to the US$, is about 40% higher against the US$ than at the commencement of 2002. This currency situation, with the generally muted state of the world's economies, means that the outlook for our key businesses is mixed and, notwithstanding the good first quarter results, it therefore remains unlikely that the group will repeat the record performance achieved last year.

Overall, Chairman, I believe that we are making good progress in realising our strategic objectives. Our asset mix is performing well, we are conservatively geared and we have the potential to continue to build shareholder value through a mix of judicious acquisitions, organic growth and realising cost savings and synergies across the Group.

Thank you."

Election/re-election of directors and committee changes

At the AGM, Sir Mark Moody-Stuart, Mr DJ Challen and Mr FTM Phaswana were elected directors and Sir David Scholey retired by rotation and was re-elected to the Board.

As announced in the Annual Report and referred to above, certain changes were today made to the membership of Board sub-committees and the composition of these committees is now as follows:

AUDIT COMMITTEE
D J Challen (Chairman)
Dr C E Fay
R J Margetts
F T M Phaswana
Prof. K A L M Van Miert

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
Sir David Scholey
A J Trahar

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

NOMINATION COMMITTEE
F T M Phaswana (Chairman)
Sir Mark Moody-Stuart
R J Margetts
N F Oppenheimer
Sir David Scholey
Prof. K A L M Van Miert

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations/Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).



ANGLO AMERICAN

News Release

25 April 2003

Anglo American plc - Annual General Meeting 2003
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2003), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"This is my first Anglo American AGM, having been invited to join the Board last July and I succeeded Julian Ogilvie Thompson as Chairman at the beginning of December 2002. I would like to start by paying tribute to Julian whose career spanned 46 of the Anglo American Group's 86-year existence and who served as Chairman for 13½ years. It was his vision and sense of strategy which made possible Anglo American's transformation from a South African conglomerate into a focussed global mining and natural resources company. We wish him a happy and serene retirement.

During my nine-month association with the Company, I have found, as I expected from my knowledge of the company's history, an organisation of strong values and principles, where clear written statements find expression in peoples' behaviour. During these nine months, I have already visited a significant number of our operations and will shortly be visiting our Latin American assets. I have been impressed by our physical assets; by the technical expertise found across the Group; and by the quality and commitment of our managers and employees at all levels. Progress is being made too in realising greater value from the synergies available to the Group in areas like talent management, procurement, sustainable development and knowledge management.

At last year's meeting, Julian Ogilvie Thompson highlighted the importance for the future of our businesses of the Global Mining Initiative Conference and of the World Summit on Sustainable Development. Both of these events are now behind us and, I believe, the industry has emerged in a better position in terms of aligning itself with the expectations of our stakeholders and wider society. Historically, the extractive industries have shown, in the US, Canada and Australia for example, how they can be a motor for development. Today, when coupled with good governance in countries like Botswana, South Africa, Chile, Mozambique and Tanzania mining is providing a major opportunity for development.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Conversely, there have been too many examples where the poor management of natural resource revenues has led to the exclusive enrichment of a narrow elite, or has helped to fuel conflicts. The long-term sustainability of our business argues for us to do all that we can to ensure that, at a local and regional level, the development opportunities which our investments create are maximised. In addition, at a national and international level, Anglo American welcomes moves, such as the Extractive Industries Transparency Initiative instigated by the UK Government. This seeks to improve the governance of the tax and royalties generated by the exploitation of natural resources.

It was pleasing to note that the declaration which emerged from the Johannesburg Summit singled out the contribution which mining can make to development. The Plan of Implementation agreed by all governments stated that "Mining, minerals and metals are important to the economic and social development of many countries. Minerals are essential for modern living". This support was rightly conditional on addressing the environmental impact of our industry and ensuring that the benefits flow to society as a whole. I believe that the leading companies in the industry have made considerable progress in aligning our businesses with the objectives of sustainable development.

Finally, a word about the corporate governance agenda. The fall-out from the bursting of the dotcom bubble and the impact on pensions of the fall in Stock Markets has created a sour mood towards capitalism. The scandals at Enron and WorldCom, and corporate failures nearer to home, have led to a raft of new initiatives to 'reform' corporate governance. Some of these amount to a sensible re-balancing but there is a risk that some of the measures taken, whether in the US or in the UK, may prove to have been misdirected. Only time and reflection will tell whether the new balance is the right one. Nevertheless your Board has judged it right to make changes which reflect the major recommendations of the Higgs Report. Thus, it is proposed that Mr Rob Margetts will take over as Senior Non-Executive Director from Sir David Scholey, who has fulfilled the role since 1999 and for which we thank him. Mr Margetts will continue as Chairman of the Remuneration Committee but will hand over the Chairmanship of the Audit Committee to Mr David Challen. I will also be passing the Chairmanship of the Nominations Committee to Mr Fred Phaswana. Dr Chris Fay will continue in his longstanding role as Chairman of the Safety, Health and Environment Committee.

I believe that your Board constitutes an able, well-balanced team. During 2002, the non-executive ranks were strengthened by the addition of Mr David Challen, Mr Fred Phaswana and Professor Karel van Miert. As I made clear in my comments in the Annual Review, a notable exception is the absence of a woman on the board and we shall be moving to address this issue during the year. This will at the same time, ensure that, excluding me, half of the Board will consist of independent non-executive directors. The Nominations Committee will be working on this in the coming year.

I will now ask Mr Tony Trahar, our Chief Executive, to provide the meeting with an overview of the progress made by the Company during 2002 and to highlight what he regards as the key issues for Anglo American going forward."

Tony Trahar:
"Thank you Chairman and good morning ladies and gentlemen.

I am pleased to report that in 2002, Anglo American achieved record headline earnings of 125 US cents per share - up 10% on the EPS achieved in 2001. Overall headline earnings for 2002 were US$1,759 million compared with US$1,681 million in 2001. This result was achieved despite difficult economic and trading conditions for a number of our key businesses and was particularly pleasing when compared with those reported by our peer group companies. It suggests that the mix of assets which we have assembled - following four active years of acquisitions and disposals - is well placed to secure good shareholder returns through the cycle. Thus, although our coal and platinum businesses experienced lower prices in 2002, their results were more than offset by higher contributions from our gold, forest products, industrial minerals, ferrous metals and diamond interests and a turnaround from loss to profit from base metals.

In terms of our progressive dividend policy and in the light of these record profits, we are able to recommend increasing the final dividend to 36 cents, resulting in the total dividend increasing by 4% to 51 US cents per share. On the basis of our current share price, this amounts to an annual dividend yield of 3.45%.

We have continued with our drive to deliver greater efficiencies and to reduce costs. This resulted in further savings for the year of US$279 million of which $154 million came from operating efficiencies, US$77 million from restructuring and synergies and US$48 million from improved procurement. I believe that our continuing search for cost savings, efficiencies and innovation is becoming ingrained within the organisation and is a vital part of running our businesses and adding value for shareholders in the face of difficult economic conditions.

During 2002 we spent US$3.7 billion on acquisitions. The major items were:

- the acquisition of the Disputada Copper mines in Chile for US$1.3 billion;
- the purchase of a controlling stake in the Russian paper mill at Syktyvkar and some 50% of the assets of the French packaging operator, La Rochette;
- increasing our stake in Anglo Platinum from 59.6% to 67.7%, a figure which, we announced on 10 February, we had subsequently raised to almost 70%; and
- increasing our holding in Goldfields to over 20%.

Anglo Coal also increased its stake in Cerrejon Coal in Colombia and formed a joint venture in Australia with Mitsui based around the Moura mine. In addition, our Ferrous Metals division completed the acquisition of Moly-Cop to establish an international grinding media business supplying the mining industry.

We also continued to pursue our objective of establishing a presence in the iron ore market. A Memorandum of Understanding was signed with the South African Government affirming our shared commitment to the expansion and development of the iron ore resources of the Northern Cape - including a significant empowerment dimension. This aspect of our strategy is still subject to review by the South African competition authorities.

The Company continues to have one of the biggest, high quality project pipelines for organic growth in the resources sector. Most notable amongst these are Anglo Platinum's (SAR 22 billion) expansion projects which will increase output by 75% to 3.5 million ounces of refined platinum by the end of 2006.

During 2003 a number of key projects will reach fruition with the commissioning of the new Copebrás plant in Goias in Brazil; the opening of the Skorpion zinc mine in Namibia and the completion of the new cement plant at Buxton in Derbyshire. We are steadily achieving a broader geographical balance in our asset base with about 31% of our assets now being in South Africa and 69% in the rest of the world.

A major inhibiting factor in our share price performance during 2002 was the uncertainty surrounding the changes to mineral rights ownership and black economic empowerment legislation in South Africa.

We fully acknowledge that the future stability of South Africa requires a much broader base of ownership amongst historically disadvantaged groups. However, significant damage was caused to investor confidence by the leaking of an early draft of the Empowerment Charter - which contained what were generally agreed to be unfinanceable targets. What has emerged, after discussion and consultation, is a target of 15% equity or production ownership within 5 years and 26% in 10 years for value. This is achievable and will provide stability going forward. There remain some uncertainties about how the various elements contained in the Empowerment Charter will be applied but progress has been made in rebuilding confidence.

Anglo American continues to play a leading role in corporate South Africa in promoting black economic empowerment including through:

- Procurement spending of US$800 million from black-owned businesses;
- Developing the leading small business programme in South Africa; and
- Participating in over US$1.8 billion in black economic empowerment transactions.

We are disappointed by the relatively high royalty levels proposed for some commodities in South Africa in the draft Money Bill. We believe that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. We are engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

Ladies and gentlemen, I should like to mention four items related to the corporate responsibility agenda. You will find these issues covered more fully in our recently published 'Report to Society'.

Firstly, I am pleased to report a significant improvement during 2002 in our safety statistics so that we are now achieving world class standards in most of our operations. We are relentlessly pursuing the goal of improved safety and in 2002 achieved a 42% reduction in our lost time injury frequency rate and a reduction of 39% in our fatal injury frequency rate.

Secondly, our 'Good Citizenship' Business Principles have now been rolled out - in 22 languages - across the Group. They make clear to our employees the standards of behaviour to which we expect to perform and, to external stakeholders, the standard to which they can hold us to account. The roll-out of the Principles is being supported by a number of specific programmes designed to ensure that performance in areas like community relations and the development of our employees lives up to our aspirations.

Thirdly, in August 2002, we announced our intention to make anti-retroviral therapies available to those of our staff who are HIV positive and where ART is clinically indicated. We have taken a leading position internationally on this issue and we believe that, by making such treatments available, we are making a substantial contribution to challenging the stigma and denial which complicate the task of tackling the HIV/AIDS epidemic. We are seeking to bring other partners to the table, so as to spread the availability of ART more widely.

Finally, you may have seen media reports about an attempt to involve Anglo American in the apartheid-related US 'class actions' which are being taken against more than 70 international companies. We entirely reject the allegations made against us and should such a case ever proceed to trial, we will contest it vigorously.

Our subsidiary, Anglo American Corporation of South Africa, was in the forefront of those who opposed the apartheid system. We adopted progressive positions on issues like the recognition of black trade unions and access to education. Our role in the peaceful transition to the new South Africa has been widely recognised. We firmly believe that our opposition contributed to bringing about an end to the apartheid system. Anglo American Corporation has also taken a leading role in addressing the problems faced by historically disadvantaged South Africans through the Business Trust, the Anglo American Chairman's Fund and our black economic empowerment initiatives. We agree with the South African Government that the question of accounting for the past and building for the future is a matter best resolved through South Africa's own democratic and constitutional processes, rather than through actions in US courts. In concluding on this issue, I can do no better than to quote from President Mbeki's speech last week to the South African Parliament when he said:

> "The South African Government is not, and will not, be party to such litigation. We find it unacceptable that matters that are central to the

future of our country should be adjudicated in foreign courts, which bear no responsibility for the well-being of our country."

We concur entirely with this view.

Ladies and gentlemen, may I comment briefly about the prospects for 2003? At the presentation of our annual results for 2002 I commented on the sensitivity of our results to volatility in commodity prices and exchange rates and noted that the strength of the South African currency in particular would make it very challenging to sustain our record 2002 performance.

I reiterate this comment despite the financial results for the first quarter 2003 being similar to those for the same period last year. The South African currency averaged R8.35 to the dollar during the first quarter and has strengthened even further in recent weeks and, at R7.25 to the US$, is about 40% higher against the US$ than at the commencement of 2002. This currency situation, with the generally muted state of the world's economies, means that the outlook for our key businesses is mixed and, notwithstanding the good first quarter results, it therefore remains unlikely that the group will repeat the record performance achieved last year.

Overall, Chairman, I believe that we are making good progress in realising our strategic objectives. Our asset mix is performing well, we are conservatively geared and we have the potential to continue to build shareholder value through a mix of judicious acquisitions, organic growth and realising cost savings and synergies across the Group.

Thank you."

Election/re-election of directors and committee changes

At the AGM, Sir Mark Moody-Stuart, Mr DJ Challen and Mr FTM Phaswana were elected directors and Sir David Scholey retired by rotation and was re-elected to the Board.

As announced in the Annual Report and referred to above, certain changes were today made to the membership of Board sub-committees and the composition of these committees is now as follows:

AUDIT COMMITTEE
D J Challen (Chairman)
Dr C E Fay
R J Margetts
F T M Phaswana
Prof. K A L M Van Miert

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Dr C E Fay (Chairman)
B E Davison
R M Godsell
G Lindahl
Sir Mark Moody-Stuart
W A Nairn
Sir David Scholey
A J Trahar

REMUNERATION COMMITTEE
R J Margetts (Chairman)
D J Challen
Dr C E Fay
F T M Phaswana

NOMINATION COMMITTEE
F T M Phaswana (Chairman)
Sir Mark Moody-Stuart
R J Margetts
N F Oppenheimer
Sir David Scholey
Prof. K A L M Van Miert

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations/Media Relations
Anne Dunn
Tel: +27 11 638 4730

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).



ANGLO AMERICAN


SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH, D.C. 187 SECTION

News Release

15 April 2003

Anglo American to sell stake in Bindura Nickel

Anglo American plc ("Anglo American") announces the sale of its 52.9% stake in Bindura Nickel Corporation to Mwana Africa Holdings for a total consideration of US$8 million, subject to obtaining the necessary regulatory approvals. The disposal will have no material effect on Anglo American.

For further information:

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

15 April 2003

Anglo American to sell stake in Bindura Nickel

Anglo American plc ("Anglo American") announces the sale of its 52.9% stake in Bindura Nickel Corporation to Mwana Africa Holdings for a total consideration of US$8 million, subject to obtaining the necessary regulatory approvals. The disposal will have no material effect on Anglo American.

For further information:

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

15 April 2003

Anglo American to sell stake in Bindura Nickel

Anglo American plc ("Anglo American") announces the sale of its 52.9% stake in Bindura Nickel Corporation to Mwana Africa Holdings for a total consideration of US$8 million, subject to obtaining the necessary regulatory approvals. The disposal will have no material effect on Anglo American.

For further information:

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

15 April 2003

Anglo American to sell stake in Bindura Nickel

Anglo American plc ("Anglo American") announces the sale of its 52.9% stake in Bindura Nickel Corporation to Mwana Africa Holdings for a total consideration of US$8 million, subject to obtaining the necessary regulatory approvals. The disposal will have no material effect on Anglo American.

For further information:

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



ANGLO AMERICAN

News Release

15 April 2003

Anglo American to sell stake in Bindura Nickel

Anglo American plc ("Anglo American") announces the sale of its 52.9% stake in Bindura Nickel Corporation to Mwana Africa Holdings for a total consideration of US$8 million, subject to obtaining the necessary regulatory approvals. The disposal will have no material effect on Anglo American.

For further information:

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)


ANGLO
AMERICAN

News Release

4 April 2003

ANGLO AMERICAN STRONGLY REJECTS EFFORTS TO CLAIM APARTHEID REPARATIONS

In response to a Reuters report indicating that lawyers, including US lawyer, Ed Fagan, had filed suit in the US for damages against Anglo American plc, Anglo American strongly rejects the efforts made by US lawyers and others to use US courts to resolve important issues for South Africa's future. Anglo American believes that the question of whether reparations to individuals is an appropriate or effective way to assist in the rebuilding of South Africa is a matter to be resolved through South Africa's democratic processes (including, if necessary, its courts), as part of South Africa's ongoing broad efforts to bring about reconciliation and reconstruction after apartheid.

The Company has already made extensive contributions to the process of reconciliation and reconstruction that is underway in South Africa, including acting in partnership with South Africa's many governmental and non-governmental initiatives to redress the effects of apartheid. During the apartheid era Anglo American undertook many actions in opposition to apartheid policies and in support of anti-apartheid campaigners. We firmly believe that our opposition helped bring about an end to the apartheid system.

Certain press reports may have created the erroneous impression that Anglo American is prepared to hold discussions in connection with lawsuits brought in the United States that seek payment of reparations to individuals. In fact, the Company is participating fully and in a constructive spirit in the ongoing debate and dialogue regarding the best means for rebuilding South Africa. Such a debate must necessarily take place in South Africa by South Africans through their democratic institutions, not with lawyers purporting to seek resolution of such matters in foreign courts.

ENDS

Contacts:
Anne Dunn +27 11 638 4730
Mike Spicer +27 11 638 3301

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Background information for editors:

On 31 March Mr J S Ngcebetsha of Ngcebetsha, Madlanga Attorneys addressed a letter to Anglo American requesting a meeting with himself and Mr Ed Fagan to discuss a claim for apartheid reparations against the company. The News Release above contains the text of Anglo American's response in declining the invitation and briefly sets out the company's position on the matter of reparations.

The company's position on the final Truth and Reconciliation Commission (TRC) report, in which the issue of reparations is also raised, was set out at length in an interview with Mr Michael Spicer, Executive Director Corporate Affairs, carried in Independent Newspapers of South Africa's Business Report on 29 March. An abridged version of this interview is available electronically on request as is a copy of Anglo American's November 1997 submission to the TRC.


ANGLO
AMERICAN

News Release

4 April 2003

ANGLO AMERICAN STRONGLY REJECTS EFFORTS TO CLAIM APARTHEID REPARATIONS

In response to a Reuters report indicating that lawyers, including US lawyer, Ed Fagan, had filed suit in the US for damages against Anglo American plc, Anglo American strongly rejects the efforts made by US lawyers and others to use US courts to resolve important issues for South Africa's future. Anglo American believes that the question of whether reparations to individuals is an appropriate or effective way to assist in the rebuilding of South Africa is a matter to be resolved through South Africa's democratic processes (including, if necessary, its courts), as part of South Africa's ongoing broad efforts to bring about reconciliation and reconstruction after apartheid.

The Company has already made extensive contributions to the process of reconciliation and reconstruction that is underway in South Africa, including acting in partnership with South Africa's many governmental and non-governmental initiatives to redress the effects of apartheid. During the apartheid era Anglo American undertook many actions in opposition to apartheid policies and in support of anti-apartheid campaigners. We firmly believe that our opposition helped bring about an end to the apartheid system.

Certain press reports may have created the erroneous impression that Anglo American is prepared to hold discussions in connection with lawsuits brought in the United States that seek payment of reparations to individuals. In fact, the Company is participating fully and in a constructive spirit in the ongoing debate and dialogue regarding the best means for rebuilding South Africa. Such a debate must necessarily take place in South Africa by South Africans through their democratic institutions, not with lawyers purporting to seek resolution of such matters in foreign courts.

ENDS

Contacts:
Anne Dunn +27 11 638 4730
Mike Spicer +27 11 638 3301

Background information for editors:

On 31 March Mr J S Ngcebetsha of Ngcebetsha, Madlanga Attorneys addressed a letter to Anglo American requesting a meeting with himself and Mr Ed Fagan to discuss a claim for apartheid reparations against the company. The News Release above contains the text of Anglo American's response in declining the invitation and briefly sets out the company's position on the matter of reparations.

The company's position on the final Truth and Reconciliation Commission (TRC) report, in which the issue of reparations is also raised, was set out at length in an interview with Mr Michael Spicer, Executive Director Corporate Affairs, carried in Independent Newspapers of South Africa's Business Report on 29 March. An abridged version of this interview is available electronically on request as is a copy of Anglo American's November 1997 submission to the TRC.



ANGLO AMERICAN

News Release

4 April 2003

ANGLO AMERICAN STRONGLY REJECTS EFFORTS TO CLAIM APARTHEID REPARATIONS

In response to a Reuters report indicating that lawyers, including US lawyer, Ed Fagan, had filed suit in the US for damages against Anglo American plc, Anglo American strongly rejects the efforts made by US lawyers and others to use US courts to resolve important issues for South Africa's future. Anglo American believes that the question of whether reparations to individuals is an appropriate or effective way to assist in the rebuilding of South Africa is a matter to be resolved through South Africa's democratic processes (including, if necessary, its courts), as part of South Africa's ongoing broad efforts to bring about reconciliation and reconstruction after apartheid.

The Company has already made extensive contributions to the process of reconciliation and reconstruction that is underway in South Africa, including acting in partnership with South Africa's many governmental and non-governmental initiatives to redress the effects of apartheid. During the apartheid era Anglo American undertook many actions in opposition to apartheid policies and in support of anti-apartheid campaigners. We firmly believe that our opposition helped bring about an end to the apartheid system.

Certain press reports may have created the erroneous impression that Anglo American is prepared to hold discussions in connection with lawsuits brought in the United States that seek payment of reparations to individuals. In fact, the Company is participating fully and in a constructive spirit in the ongoing debate and dialogue regarding the best means for rebuilding South Africa. Such a debate must necessarily take place in South Africa by South Africans through their democratic institutions, not with lawyers purporting to seek resolution of such matters in foreign courts.

ENDS

Contacts:
Anne Dunn +27 11 638 4730
Mike Spicer +27 11 638 3301

Background information for editors:

On 31 March Mr J S Ngcebetsha of Ngcebetsha, Madlanga Attorneys addressed a letter to Anglo American requesting a meeting with himself and Mr Ed Fagan to discuss a claim for apartheid reparations against the company. The News Release above contains the text of Anglo American's response in declining the invitation and briefly sets out the company's position on the matter of reparations.

The company's position on the final Truth and Reconciliation Commission (TRC) report, in which the issue of reparations is also raised, was set out at length in an interview with Mr Michael Spicer, Executive Director Corporate Affairs, carried in Independent Newspapers of South Africa's Business Report on 29 March. An abridged version of this interview is available electronically on request as is a copy of Anglo American's November 1997 submission to the TRC.



ANGLO AMERICAN

News Release

4 April 2003

ANGLO AMERICAN STRONGLY REJECTS EFFORTS TO CLAIM APARTHEID REPARATIONS

In response to a Reuters report indicating that lawyers, including US lawyer, Ed Fagan, had filed suit in the US for damages against Anglo American plc, Anglo American strongly rejects the efforts made by US lawyers and others to use US courts to resolve important issues for South Africa's future. Anglo American believes that the question of whether reparations to individuals is an appropriate or effective way to assist in the rebuilding of South Africa is a matter to be resolved through South Africa's democratic processes (including, if necessary, its courts), as part of South Africa's ongoing broad efforts to bring about reconciliation and reconstruction after apartheid.

The Company has already made extensive contributions to the process of reconciliation and reconstruction that is underway in South Africa, including acting in partnership with South Africa's many governmental and non-governmental initiatives to redress the effects of apartheid. During the apartheid era Anglo American undertook many actions in opposition to apartheid policies and in support of anti-apartheid campaigners. We firmly believe that our opposition helped bring about an end to the apartheid system.

Certain press reports may have created the erroneous impression that Anglo American is prepared to hold discussions in connection with lawsuits brought in the United States that seek payment of reparations to individuals. In fact, the Company is participating fully and in a constructive spirit in the ongoing debate and dialogue regarding the best means for rebuilding South Africa. Such a debate must necessarily take place in South Africa by South Africans through their democratic institutions, not with lawyers purporting to seek resolution of such matters in foreign courts.

ENDS

Contacts:
Anne Dunn +27 11 638 4730
Mike Spicer +27 11 638 3301

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Background information for editors:

On 31 March Mr J S Ngcebetsha of Ngcebetsha, Madlanga Attorneys addressed a letter to Anglo American requesting a meeting with himself and Mr Ed Fagan to discuss a claim for apartheid reparations against the company. The News Release above contains the text of Anglo American's response in declining the invitation and briefly sets out the company's position on the matter of reparations.

The company's position on the final Truth and Reconciliation Commission (TRC) report, in which the issue of reparations is also raised, was set out at length in an interview with Mr Michael Spicer, Executive Director Corporate Affairs, carried in Independent Newspapers of South Africa's Business Report on 29 March. An abridged version of this interview is available electronically on request as is a copy of Anglo American's November 1997 submission to the TRC.



News Release

4 April 2003

ANGLO AMERICAN STRONGLY REJECTS EFFORTS TO CLAIM APARTHEID REPARATIONS

In response to a Reuters report indicating that lawyers, including US lawyer, Ed Fagan, had filed suit in the US for damages against Anglo American plc, Anglo American strongly rejects the efforts made by US lawyers and others to use US courts to resolve important issues for South Africa's future. Anglo American believes that the question of whether reparations to individuals is an appropriate or effective way to assist in the rebuilding of South Africa is a matter to be resolved through South Africa's democratic processes (including, if necessary, its courts), as part of South Africa's ongoing broad efforts to bring about reconciliation and reconstruction after apartheid.

The Company has already made extensive contributions to the process of reconciliation and reconstruction that is underway in South Africa, including acting in partnership with South Africa's many governmental and non-governmental initiatives to redress the effects of apartheid. During the apartheid era Anglo American undertook many actions in opposition to apartheid policies and in support of anti-apartheid campaigners. We firmly believe that our opposition helped bring about an end to the apartheid system.

Certain press reports may have created the erroneous impression that Anglo American is prepared to hold discussions in connection with lawsuits brought in the United States that seek payment of reparations to individuals. In fact, the Company is participating fully and in a constructive spirit in the ongoing debate and dialogue regarding the best means for rebuilding South Africa. Such a debate must necessarily take place in South Africa by South Africans through their democratic institutions, not with lawyers purporting to seek resolution of such matters in foreign courts.

ENDS

Contacts:
Anne Dunn +27 11 638 4730
Mike Spicer +27 11 638 3301

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Background information for editors:

On 31 March Mr J S Ngcebetsha of Ngcebetsha, Madlanga Attorneys addressed a letter to Anglo American requesting a meeting with himself and Mr Ed Fagan to discuss a claim for apartheid reparations against the company. The News Release above contains the text of Anglo American's response in declining the invitation and briefly sets out the company's position on the matter of reparations.

The company's position on the final Truth and Reconciliation Commission (TRC) report, in which the issue of reparations is also raised, was set out at length in an interview with Mr Michael Spicer, Executive Director Corporate Affairs, carried in Independent Newspapers of South Africa's Business Report on 29 March. An abridged version of this interview is available electronically on request as is a copy of Anglo American's November 1997 submission to the TRC.



ANGLO AMERICAN

News Release

25 March 2003

Mondi to proceed with
R2 billion (US$220 million) expansion at Richards Bay mill

Anglo American plc announces that its wholly owned Forest Products subsidiary, Mondi South Africa, is to proceed with a R2 billion (US$220 million) expansion and modernisation of its Richards Bay mill in KwaZulu-Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%.

The mill's total capacity, which includes both eucalyptus pulp and whitetop kraftliner, will increase from the current 575,000 tonnes to 720,000 tonnes and the additional production will be available from early in 2005. Incremental revenues from the expansion are projected at some R500 million per year in today's terms, with the additional pulp planned mostly for export to Europe, including to Mondi Europe's Neusiedler paper mill.

Before proceeding with construction, approval is required from the KwaZulu-Natal department of Agriculture and Environment Affairs, following the formal environmental impact assessment (EIA). It is expected that this approval will be received during April.

For further information:

London
Media Relations:
Kate Aindow
+44 (0) 20 7698 8619

Johannesburg
Investor Relations:
Anne Dunn
+27 11 638 4730

Media Relations:
Marion Dixon
+27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



ANGLO AMERICAN

News Release

25 March 2003

Mondi to proceed with R2 billion (US$220 million) expansion at Richards Bay mill

Anglo American plc announces that its wholly owned Forest Products subsidiary, Mondi South Africa, is to proceed with a R2 billion (US$220 million) expansion and modernisation of its Richards Bay mill in KwaZulu-Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%.

The mill's total capacity, which includes both eucalyptus pulp and whitetop kraftliner, will increase from the current 575,000 tonnes to 720,000 tonnes and the additional production will be available from early in 2005. Incremental revenues from the expansion are projected at some R500 million per year in today's terms, with the additional pulp planned mostly for export to Europe, including to Mondi Europe's Neusiedler paper mill.

Before proceeding with construction, approval is required from the KwaZulu-Natal department of Agriculture and Environment Affairs, following the formal environmental impact assessment (EIA). It is expected that this approval will be received during April.

For further information:

London
Media Relations:
Kate Aindow
+44 (0) 20 7698 8619

Johannesburg
Investor Relations:
Anne Dunn
+27 11 638 4730

Media Relations:
Marion Dixon
+27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO
AMERICAN

News Release

25 March 2003

**Mondi to proceed with
R2 billion (US$220 million) expansion at Richards Bay mill**

Anglo American plc announces that its wholly owned Forest Products subsidiary, Mondi South Africa, is to proceed with a R2 billion (US$220 million) expansion and modernisation of its Richards Bay mill in KwaZulu-Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%.

The mill's total capacity, which includes both eucalyptus pulp and whitetop kraftliner, will increase from the current 575,000 tonnes to 720,000 tonnes and the additional production will be available from early in 2005. Incremental revenues from the expansion are projected at some R500 million per year in today's terms, with the additional pulp planned mostly for export to Europe, including to Mondi Europe's Neusiedler paper mill.

Before proceeding with construction, approval is required from the KwaZulu-Natal department of Agriculture and Environment Affairs, following the formal environmental impact assessment (EIA). It is expected that this approval will be received during April.

For further information:

London
Media Relations:
Kate Aindow
+44 (0) 20 7698 8619

Johannesburg
Investor Relations:
Anne Dunn
+27 11 638 4730

Media Relations:
Marion Dixon
+27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO
AMERICAN

News Release

25 March 2003

Mondi to proceed with
R2 billion (US$220 million) expansion at Richards Bay mill

Anglo American plc announces that its wholly owned Forest Products subsidiary, Mondi South Africa, is to proceed with a R2 billion (US$220 million) expansion and modernisation of its Richards Bay mill in KwaZulu-Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%.

The mill's total capacity, which includes both eucalyptus pulp and whitetop kraftliner, will increase from the current 575,000 tonnes to 720,000 tonnes and the additional production will be available from early in 2005. Incremental revenues from the expansion are projected at some R500 million per year in today's terms, with the additional pulp planned mostly for export to Europe, including to Mondi Europe's Neusiedler paper mill.

Before proceeding with construction, approval is required from the KwaZulu-Natal department of Agriculture and Environment Affairs, following the formal environmental impact assessment (EIA). It is expected that this approval will be received during April.

For further information:

London
Media Relations:
Kate Aindow
+44 (0) 20 7698 8619

Johannesburg
Investor Relations:
Anne Dunn
+27 11 638 4730

Media Relations:
Marion Dixon
+27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)



News Release

25 March 2003

**Mondi to proceed with
R2 billion (US$220 million) expansion at Richards Bay mill**

Anglo American plc announces that its wholly owned Forest Products subsidiary, Mondi South Africa, is to proceed with a R2 billion (US$220 million) expansion and modernisation of its Richards Bay mill in KwaZulu-Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%.

The mill's total capacity, which includes both eucalyptus pulp and whitetop kraftliner, will increase from the current 575,000 tonnes to 720,000 tonnes and the additional production will be available from early in 2005. Incremental revenues from the expansion are projected at some R500 million per year in today's terms, with the additional pulp planned mostly for export to Europe, including to Mondi Europe's Neusiedler paper mill.

Before proceeding with construction, approval is required from the KwaZulu-Natal department of Agriculture and Environment Affairs, following the formal environmental impact assessment (EIA). It is expected that this approval will be received during April.

For further information:

London
Media Relations:
Kate Aindow
+44 (0) 20 7698 8619

Johannesburg
Investor Relations:
Anne Dunn
+27 11 638 4730

Media Relations:
Marion Dixon
+27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138